Barrett S. DiPaolo
Senior Counsel

September 21, 2011

Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:     Li3 Energy, Inc.
Registration Statement on Form S-1
Filed July 1, 2011
File No.  333-175329

Attention:         Ms. Pamela A. Long, Assistant Director
Mr. Errol Sanderson, Financial Analyst
Mr. Jeffrey Gordon, Staff Accountant

Ladies and Gentlemen:

On behalf of our firm’s client, Li3 Energy, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated July 28, 2011 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the  above-captioned Registration Statement on Form S-1 filed by the Company.  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we are submitting via EDGAR transmission Amendment No. 1 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other changes.

General

1.
In an appropriate place in the prospectus, please disclose whether you have had to pay any penalties for not filing a registration statement for the securities issued in the G Unit private placement by the June 21, 2011 deadline.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

We have indicated on page 18 of the prospectus that to date we have not paid any liquidated damages for not filing a registration statement for the securities issued in the G Unit private placement by the June 21, 2011 deadline, and that no demand for such payment has been made.  We have also disclosed that we have accrued an aggregate of $43,056 of such liquidated damages as a result of filing the Registration Statement ten days after the June 21, 2011 deadline, $38,750 of which was recorded as an accrued liability as of June 30, 2011.

Cover Page of the Prospectus

2.
Please explain what you mean by the statement that selling stockholders are reselling shares underlying “other rights.”  Is this offering the resale of the shares sold in the private placement of the G Units in April and May of 2011?  Please make clarifications throughout your prospectus.  We may have further comments after reviewing your response.

“Other rights” refers to the “Double Option” granted to investors in the Second 2010 Offering, as described on page 82 of the prospectus.  As indicated on page 18 of the prospectus, this offering is the resale of (a) the shares sold, and issuable upon exercise of warrants sold, in the private placement of the G Units in April and May of 2011 and (b) other shares whose holders were previously granted “piggyback” registration rights.  The latter includes the units underlying the Double Option.  We have clarified this on page 18 of the prospectus and inserted cross references to this where appropriate.

Summary, page 2

3.
Please disclose that you have never generated revenue from operations and have not yet begun your strategic plan to explore and develop the various mining interests you discuss and have no current plans to raise financing necessary for such plans.

We have disclosed in the Summary (a) that we have never generated revenue from operations, (b) what steps we have taken in our strategic plan to explore and develop the various mining interests we discuss and (c) that as a result of the funds invested by investors in our April and May 2011 private placement and, as now described elsewhere in the prospectus, as a result of the funds invested by POSCO Canada Ltd., a wholly owned subsidiary of POSCO (“POSCAN”) on September 14, 2011, we estimate that we have sufficient funds to carry out our current strategic plan of exploration and development through March 2012 (assuming we do not expend cash for other acquisitions).

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

4.	Please clarify what you mean by your “exploration” activities.

We have clarified what we mean by our “exploration” activities.

Risk Factors, page 9

We are an exploration stage company and have no revenues.., page 9

5.	Please state if true that your “development” activities to date have consisted solely of acquiring interests in mining claims.

We have clarified what development and exploration activities we have undertaken to date.

Our past losses raise doubt about our ability to continue as a going concern, page 9

6.	We note that you expect to finance your operations primarily through future financings. Please disclose whether you have any plans to undertake such financings.

We have disclosed that as a result of the funds invested by investors in our April and May 2011 private placement and the funds invested by POSCAN on September 14, 2011, we estimate that we have sufficient funds to carry out our current strategic plan of exploration and development through March 2012 (assuming we do not expend cash for other acquisitions).

7.	Please include a risk factor addressing the risks of pursuing mining operations in the various jurisdictions that you seek to do business.

We have amended the risk factor entitled “Mineral operations are subject to applicable law and government regulation. . .” on page 11 to address the material risks of pursuing mining operations in the various jurisdictions in which we do or seek to do business.

Selling Stockholders, page 18

8.	Please disclose the natural person who has voting or investment control over the securities being registered for resale for all of the entity selling stockholders.

We have disclosed the natural person who has voting or investment control over the securities being registered for resale for all of the entity selling stockholders, to the extent such information is available to us.  We note that such information is missing for twelve entity selling stockholders.  To the extent that they do not provide us with such information in a timely manner, we will remove them as selling stockholders under the Registration Statement and reduce the number of securities being registered accordingly.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

9.
Please identify and disclose all of the accounting policies and estimates that you consider to be critical to your consolidated financial statements.  Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and should describe for investors the financial statement impact if actual results differ from the estimate made by management.  See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at  www.sec.gov.

We have added disclosures of our critical accounting policies beginning on page 46 of the prospectus.

Operational Update, page 37

10.	Where you discuss each property and interest, please state clearly that no development has occurred and is not expected to occur in the near-term.

Where we discuss each property and interest, we have stated clearly what, if any, development has occurred and, if none, whether any is expected to occur in the near-term.

Strategic Plan, page 40

11.
Please provide some idea of the time and expense it will take to achieve your strategic plan considering that you have no revenue from operations and no plans to raise financing to conduct operations.  Please also disclose that you have no current plans to raise the requisite funds necessary to conduct operations.

We have added disclosure regarding the time and expense it will take to achieve our strategic plan considering that we have no revenue from operations.  We have also disclosed that we raised $8 million through a Securities Purchase Agreement with POSCAN, dated as of August 24, 2011, and may raise an additional $10 million thereunder upon the satisfaction of certain conditions.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

12.	Please explain the meaning of “feasibility stage.”

We have revised the discussion to better define the project’s stages.

Lithium and lithium mining, page 48

13.
We note you generally describe some mineral products, such as lithium, iodine, and other nitrate products which may be sold in the event your properties become operational.  Please describe the general product quality specifications along with current pricing for those products, which occur or are targeted by your exploration efforts.

We have described the general global market for the lithium, iodine and nitrate products we may ultimately sell.  However, until we complete our exploration efforts, including testing of various extraction processes, we will not be in a position to state the specifications of the products we will market.  We expect to provide more detail on our production profile after we conclude the first phase of our exploration work as described in the document and which we expect to result in a new technical report by the end of the first calendar quarter of 2012.

Description of Business, 47

14.
Please identify the sources for the industry, market and scientific information you provide.  In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or any other source.  If this information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief.  If this information is based upon other sources, please provide us with copies of these sources.  Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable.  Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this.  Otherwise, please confirm that these sources are widely available to the public.  File consents as necessary by these sources to be named in your prospectus.

We have made the requested changes to the industry, market and scientific information that we provide.  We have attached as Schedule A to this letter, cross indexed to the location in the prospectus, copies of the source materials for information that we have identified as coming from external sources.  We have not, however, identified scientific information that is generally available in encyclopedias and other general reference works available to the public at no or nominal cost.  We have not funded, nor are we affiliated with, any of the sources that we cite.  All of these sources are publicly available on the internet as indicated in Schedule A.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

We do not believe any additional consents are required because no portion of the report or opinion of an expert (within the meaning of Rule 436 under the Securities Act of 1933) is quoted or summarized as such in the Registration Statement, and it is not stated that any information contained in the Registration Statement has been reviewed or passed upon by any person.

15.
Much of the scientific data you discuss does not seem relevant to you at your current state of development and suggests a level of operations and resources not attained.  Accordingly, please revise to remove this disclosure.

Respectfully, management believes that the scientific data we discuss is important for an understanding of why lithium and the other mineral products are useful and valuable, how deposits are evaluated for commercial viability and how the minerals are extracted and processed.  We disclose certain data under “Our Projects” as to the chemical composition of samples we have analyzed, and we believe that an understanding, for example, of the most important metrics when evaluating lithium brine resources is necessary to give meaning to the lithium brine sample chemical composition analysis.  We intend to disclose additional such chemical composition analysis on our projects as it becomes available in the future.  We believe that investors who are familiar with these industries expect to receive such composition analysis information, and that investors who are not as familiar with these industries should be given some of the scientific background necessary to understand the analyses.  We believe we have made sufficiently clear in the Summary, in Risk Factors and in Description of Business the level of development we have obtained and our current lack of production operations.

Global market, page 52

16.
We note your mineral reserves discussion uses the term reserve base in describing global reserves of lithium, potassium and other materials.  Please note that the common definition for the term reserve base includes the aggregate of sub- economic and/or uneconomic material along with economic materials.  Please use alternative terminology and revise your definitions, replacing the term reserve base with reserves, materials, or other appropriate terminology as needed.

We respectfully submit that the data we have presented and the accompanying definitions are copied directly from the 2011 edition of the U.S. Geological Survey’s (“USGS”) Mineral Commodity Summaries as published by the USGS at http://minerals.usgs.gov/minerals/pubs/mcs/2011/mcs2011.pdf and represent industry standard terminology.  Changing the definitions would change the meaning of the data presented in the Government’s publication.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

In addition, such USGS terminology refers to estimates on a global basis.  We are not in a position to declare that our properties at this time contain reserves and/or resources.  As disclosed, we expect to be in a position to state a resource calculation for our Maricunga project once our exploration work is completed, which we expect to occur by the end of the first calendar quarter of 2012

Our projects, page 56

17.	Please disclose the following information for each of your properties, i.e., Maricunga, Alfredo, Loriscota, Suches, Vizcachas, and Cauchari:

•	The nature your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

We have reviewed and revised the disclosure to address where necessary (or to clarify where already present) all of the points above.  We note, however, that these properties are in jurisdictions outside the United States and that the specific terminologies of “placer or lode,” “exploration or exploitation,” “State or Federal” and “patented or unpatented” may not be applicable under the mining law regimes in those countries.  We have attempted to provide similar information to the extent it is meaningful.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Maricunga, page 56

18.
We note you engaged an independent third party expert to complete a NI 43-101 technical report on your properties, which may include a resource estimate.  Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document.  These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

We have filed as an exhibit the written consent of Donald H. Hains, P. Geo., Principal of Hains Technology Associates containing the information requested, and we have added a reference to him under the caption “Experts” on page 90.

19.
We note you are preparing resource estimates that conform to the requirements of Canadian National Instrument 43-101.  Please provide the basis within your filing, for preparing the mineral estimates in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States, your jurisdiction of incorporation.

In accordance with Industry Guide 7 under the Securities Act, we have not disclosed any estimates that are not proved (measured) or probable (indicated) reserves (as defined in Industry Guide 7) or any estimated values of such reserves, nor will we do so unless (a) required to do so by foreign or state law or (b) where such estimates previously have been provided to a person (or any of its affiliates) that is offering to acquire, merge, or consolidate with the Company or otherwise to acquire the Company’s securities.   However, we intend to apply to list our common stock on the Toronto Stock Exchange.  Although there can be no assurance such application will be successful, if it is, we will be required to disclose mineral estimates in accordance with the requirements of Canadian law and regulation.

Furthermore, we submit that the standards contained in NI 43-101 are recognized internationally as “best practices” in the mining industry.  Companies around the world, whether or not listed on a Canadian exchange, prepare and report estimates under the NI 43-101 standards.  In addition, we believe investors in this sector expect (and, in our experience, investors in private placements of equity by mining companies require) NI 43-101-compliant scientific and technical information about mineral projects.  We believe that by undertaking our work in accordance with NI 43-101 standards, and having the further technical reviews performed by a “qualified person” within the meaning of NI 43-101, we are holding ourselves to one of the highest standards in the mining industry globally.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Unaudited Financial Statements for the Period Ended March 31, 2011

Consolidated Statements of Operations, page F-3

20.
Please tell us the accounting literature you relied upon to support the classification of the $1.9 million loss on settlement for the three months ended March 31, 2011 and the $1.5 million loss on settlement for the nine months ended March 31, 2011 within other expense.

The Company will reclassify the settlement costs to operating expenses in its Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (the “2011 Form 10-K”), which is due to be filed before the Registration Statement can be declared effective.

These expenses pertained to the settlement of residual contractual liabilities related to mineral rights option agreements that had been previously impaired.  At the time of impairment, the Company believed it had accounted for all liabilities associated with the agreements.  In subsequent periods, certain parties to the agreements made additional claims which the Company settled with stock.  At the time of settlement, the Company viewed such settlements as non-operating costs.  Accordingly, the settlements were recorded to other expense.  However, upon further review, and subsequent to the publication of our financial statements for the year ended June 30, 2010, we have concluded that such settlement costs were associated with the mineral rights option agreements and, accordingly, are attributable to operating activities.  We plan to make this reclassification in the financial statements that we file with our 2011 Form 10-K.

Audited Financial Statements for the Year Ended June 30, 2010

General

21.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

We have noted the updating requirements of this Rule.  We will file our 2011 Form 10-K, and will file a subsequent amendment to the Registration Statement containing our audited financial statements as of and for the year then ended, prior to requesting acceleration of the effectiveness of the Registration Statement.

22.
Please disclose the total amount of rental expense incurred for all operating leases for each period presented.  See FASB ASC 840-20-50-1.  In addition, we note your disclosure on page 64 that you lease office space in Peru and your lease expires on September 30, 2011.  You also disclose on page 75 that you subleased office space in Peru and the sublease terminated on June 30, 2010.  Please confirm that these are two separate leases, or revise your disclosure accordingly.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

During the year ended June 30, 2010, the Company subleased space from a related party in Peru on a month-to-month basis.  The lease was later assigned to the Company by the related party.  The assignment agreement was dated July 31, 2010.  Rent expense for the year ended June 30, 2010 was $15,732.  Future minimum lease payments as of June 30, 2010 were $30,954 and $8,442 for the years ended June 30, 2011 and 2012, respectively.  We determined the operating lease disclosure was immaterial for the 2010 Form 10-K.  However, we will include an operating lease footnote in the 2011 Form 10-K.

23.
Please tell us how you have accounted for the registration rights agreements disclosed on page 81, including what consideration was given to FASB ASC 825-20.  Please also provide the disclosures required by FASB ASC 825-20-50, as applicable.

We considered FASB ASC 825-20.  While the Company had registration rights agreements as of June 30, 2010 with certain investors, none of those agreements would have resulted in payments being made to the respective investors.

The Maricunga registration rights agreement disclosed on Page 81 was entered into on May 20, 2011 (fiscal year 2011).  The Company is obligated to register the shares related to the Maricunga agreement on a “best efforts” basis and the registration rights agreement does not subject the Company to payment arrangements that would be required for accrual of a loss contingency or disclosure in accordance with FASB ASC 825-20.

The Company will revise its disclosure as follows in the 2011 Form 10-K:

We have agreed to register under the Securities Act one-half of the 127,500,000 Maricunga Purchase Price Shares on a “best efforts” basis by January 31, 2012 and the remainder by October 31, 2012.  In the event that the SEC limits the number of shares that may be sold pursuant to the registration statement, we may remove from the registration statement such number of shares as specified by the SEC, and may file subsequent registration statements covering the resale of additional shares of such common stock.  Accordingly, we are not obligated to pay any penalties in the event it is unable to register the shares, obtain or maintain an effective registration statement related to such shares.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

The Investment Agreement as disclosed on Page 88 was entered into on December 2, 2010 (fiscal year 2011).  There were no registration rights for this Investment Agreement as of June 30, 2010.  In any event, the registration rights agreement for the Investment Agreement does not subject the Company to payment arrangements that would be required for accrual of a loss contingency or disclosure in accordance with FASB ASC 825-20.  Instead, as disclosed on Page F-15 of the unaudited consolidated financial statements for the period ending March 31, 2011, the Company is unable to use the related equity line, to which the Investment Agreement pertains until the shares are registered.

The Company will revise its disclosure as follows in the 2011 Form 10-K:

We granted registration rights to the Investor under the Investment Agreement described above pursuant to a registration rights agreement, dated December 2, 2010.  Thereunder, we were required to file a registration statement by January 31, 2011 (the “Registration Filing Date”) and use our best efforts to cause the registration statement to be declared effective by April 1, 2011 (or May 1, 2011, if the registration statement was reviewed by the Securities and Exchange Commission (the “SEC”).  We were further required to keep the registration statement effective until all of the shares covered thereby have either been sold or may immediately be sold to the public without registration or restriction.  In the event that the SEC limits the number of shares that may be sold pursuant to the registration statement, we may remove from the registration statement such number of shares as specified by the SEC, and may file subsequent registration statements covering the resale of additional shares of such common stock.  The Investor’s shares covered by the registration rights agreement are included in this prospectus and the registration statement of which it forms a part.  Since the effectiveness of the registration statement with respect to the relevant shares is a condition precedent to the Company’s ability to draw down under the equity line, the Company will not be able to use the equity line until such registration statement is filed and declared effective, if at all.

As noted on Page 81, the Company granted registration rights to investors purchasing “Units” consisting of shares of the Company’s common stock and warrants in the first 2010 Private Placement which were subject to liquidated damages in the event the  registration statement was not effective as of a specified date.  However as noted on Page 81, the Company obtained from the investors a permanent waiver of such liquidated damages provisions.  The Company does not plan to modify its existing disclosures.

The Company also granted certain piggyback registration rights as disclosed on Page 88, however these piggyback registration rights do not subject the Company to registration payment arrangements that would be required for accrual of a loss contingency or disclosure in accordance with FASB ASC 825-20.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Because the registration rights referred to on Page 88 do not subject the Company to registration payment arrangements, the Company was not subject to an accrual for a loss contingency or the disclosures pursuant to ASC 825-20 for the June 30, 2010 audited consolidated financials or the March 31, 2011 unaudited consolidated financial statements.  However, we will be mindful of ASC 825 for purposes of the consolidated financials and footnotes for the year ended June 30, 2011.

The registration rights agreement that the Company entered into with investors in its G Unit private placement offering provides for liquidated damages if the Company fails to meet certain deadlines for (i) filing a registration statement with respect to the shares of common stock sold, and issuable upon exercise of warrants sold, in such offering (the “Subject Shares”), and (ii) having such registration statement declared effective.  The Company filed the Registration Statement, which included the resale of the Subject Shares, on July 1, 2011, and the relevant filing deadline was June 21, 2011.  Accordingly, the Company has incurred an aggregate of $43,056 of liquidated damages and has recorded an accrued liability of $38,750 as of June 30, 2011, which will be included in the financial statements it will file with its 2011 Form 10-K.  The Company has added disclosure to such effect on page 88.

Note 1 – Organization and Description of Business, page F-34

Split-off of Legacy Business, page F-34

24.
Please disclose the fair value of the legacy business at the time it was sold to former management as well as how you determined this fair value.  In this regard, please clearly disclose whether a valuation was performed.  If so, you should explain how fair value was determined based on this valuation, including the methodology and significant estimates and assumptions used.  If a valuation was not performed, you should disclose how you determined it was not necessary particularly given the related party nature of this transaction.  In addition, please also tell us what consideration you gave as to whether the legacy business should be presented as discontinued operations in accordance with FASB ASC 205-20-20.

The net assets and liabilities of the legacy business were $0 at the time it was sold to management.  No known assets or liabilities were transferred in connection with the sale of the business to former management.  Management determined a valuation of the legacy business was unnecessary as the sale of the business did not transfer any value to former management.

The Company is not aware of any items which would be included in discontinued operations for the consolidated income statements during 2009 and 2010 as it relates to the sale of the legacy business.  Also, we respectfully note that the consolidated income statements of the Company during the year ended June 30, 2009 was a net loss of $63,364 and the quarter ended September 30, 2009 a net loss of $16,722, both of which the Company believes are de minimis.  Accordingly, the Company respectfully submits that disclosure is not material.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Note 2 – Summary of Significant Accounting Policies, page F-34 h. Earnings (Loss) per Share, page F-35

25.	Please disclose here and on page F-8 the number of antidilutive shares by each type of security. See FASB ASC 260-10-50-1(c).

The Company had the following anti-dilutive securities at June 30, 2010:

Security	Amount Outstanding	Amount if Exercised
Warrants	18,493,150	18,493,150
Stock options	250,000	250,000

The convertible debt outstanding of $45,000 at June 30, 2010 is convertible into shares at a conversion price to be mutually determined by the Company and the Holder.  The conversion price has not yet been determined.  As a result, the Company is unable to determine the anti-dilutive shares for the convertible debt as of June 30, 2010 or March 31, 2011.

The Company will disclose the number of anti-dilutive securities at June 30, 2011 and June 30, 2010 in the footnotes to the financial statements it files with the 2011 Form 10-K.

Subsequent Events, page F-37

26.	Please clarify your disclosure here and on page F-8 to disclose the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

We respectfully note that pursuant to ASC 855-10-50-1, entities that are not SEC filers are required to disclose the date though which subsequent events have been evaluated.  Because the Company is public, they were not required to disclose the actual date through which subsequent events have been evaluated.

Note 7 – Loans Payable, page F-41

27.
For each issuance of convertible notes, including your May 2011 issuance, please provide us with the assumptions you used in determining your accounting treatment and what accounting literature you referenced in supporting your conclusion.  In addition, please provide us with the computations related to the values assigned to your convertible notes, warrants, and beneficial conversion feature.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

The convertible notes that were issued May 8, 2009 in the amount of $45,000 are convertible into common shares at a conversion price to be mutually determined by the Company and the holder of the Note.  The conversion price has not yet been determined and the Company cannot determine the number of shares issuable pending a contingent event.  As noted in ASC 470-20-35, if the terms of the contingent conversion option do not permit the issuer to compute the number of shares that the holder would receive if the contingent event occurs, an issuer shall wait until the contingent event occurs,

The Company issued, subsequent to its March 31, 2011 reporting period, 1,500,000 warrants in connection with the May 2011 convertible notes offering.  The warrants are exercisable at $0.40 per share for five years and contain price reset provisions.  The down round provisions cause the warrants to be treated as derivative liabilities as they can result an unknown number of common shares being issued upon exercise.  As a result, in accordance with ASC 815, the Company valued the warrants derivative liability and reduced the carrying value of the debt by the same amount.  The warrants were valued using a modified lattice model and the Company determined the value of the warrants to be approximately $700,000.  The Company then calculated the beneficial conversion feature of the convertible debt.  At issuance, the convertible debt was convertible into 3,750,000 common shares ($1,500,000/$0.40).  However, after accounting for the value of the derivative liability for the warrants, the carrying value of the debt was $800,000 or $0.21/share ($800,000/3,750,000 shares).  As the common shares of the Company were trading at $0.43 per share on May 8, 2009, the beneficial conversion was $0.21/share at the May 8, 2009 issuance date, or $812,500.  As the beneficial conversion exceeded the carrying value of the debt, the carrying value of the debt was reduced to zero.  Interest expense of $1,500,000 will be accreted over the life of the debt.  See calculation for the convertible notes, warrants and beneficial conversion feature attached as Exhibit 1.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Note 11 – Income Taxes, page F-50

28.	Please help us understand how you have met the disclosure requirements set forth in FASB ASC 740-10-50. Specifically, tell us what consideration you gave to disclosing the following:

•
A reconciliation using percentages or dollar amounts of (a) the reported amount of income tax expense for each period presented to (b) the amount of income tax expense that would result from applying statutory tax rates for each period presented;

We will revise our disclosures to provide for further disclosure pursuant to FASB ASC 740-10-50 in the 2011 Form 10-K.

•	The amounts and expiration dates of operating loss and tax credit carryforwards as of June 30, 2010; and

We will add the relevant disclosures in our 2011 Form 10-K.

•	A tabular reconciliation of the total amounts of unrecognized tax benefits as the beginning and end of the period.

The Company has no unrecognized tax benefits.  We will add the following disclosure in the 2011 Form 10-K to reflect this disclosure:

We recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense.  We did not have any uncertain income tax positions or accrued interest or penalties included in our consolidated balance sheets at June 30, 2011 or 2010, and did not recognize any interest and/or penalties in our consolidated statements of operations during the years ended June 30, 2011 or 2010.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Form 10-K/A for the Year Ended June 30, 2010

General

29.	Please address the above comments in your annual and interim filings as well, as applicable.

Given the impending due date of September 28, 2011, for the filing of the Company’s 2011 Form 10-K, we would respectfully propose that we would address all of the points raised in comments 1 through 28 above, as applicable, in the same way in the 2011 Form 10-K and in subsequent annual and quarterly reports, but that we would not amend the prior annual and interim filings, except in response to comments 30, 31, 33 and 34 below.  In order to avoid unnecessary interim amendments to our Securities Exchange Act filings and potential investor confusion resulting therefrom, we would respectfully propose to file an Amendment No. 2 to our Form 10-K for the Year Ended June 30, 2010, to address comments 30 and 31, and an amendment No. 1 to our Form 10-Q for Period Ended March 31, 2011, to address comments 33 and 34 below, after the Staff have reviewed our responses in this letter and have no further comments, but before requesting acceleration of effectiveness of the Registration Statement.

We will file a subsequent amendment to the Registration Statement containing our audited financial statements as of and for the fiscal year ended June 30, 2011, as filed in the 2011 Form 10-K, prior to requesting acceleration of the effectiveness of the Registration Statement.

In a telephone conversation on September 9, 2011, among Mr. Jeffrey Gordon of the Office of the Chief Accountant, the undersigned, the Company’s external accounting firm and the Company’s independent auditor, Mr. Gordon indicated that he was amenable to such proposal with respect to the comments on the financial statements and accounting matters, and we are hopeful that the Corporation Finance Staff will take a similar view.

30.	Please amend your annual report to file the required certifications.

We will amend our Form 10-K for the Year Ended June 30, 2010, to file the required certifications.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Evaluation of Disclosure Controls and Procedures, page 50
Management’s Report on Internal Control over Financial Reporting, page 51

31.
Please disclose in greater detail the nature of the material weakness identified in your disclosure.  In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

We will amend our Form 10-K for the Year Ended June 30, 2010, to include the following:

1.	There are inadequate controls over the creation and posting of journal entries to ensure they are authorized, accurate, complete and timely.

The Company was late in filing the 10K for the year-ended June 30, 2010.  In addition, the Company’s auditors identified material accounting adjustments in connection with the audit of the consolidated financial statements for the year ended June 30, 2010:  Adjustments principally related to prepaid assets, mineral rights, accrued expenses, mineral rights impairment expense, exploration expenses, general and administrative expenses and the derivative liabilities-warrant instruments and related expense.  The Company continues to identify ways to improve its accounting processes, although financial constraints have limited the Company’s ability to have proper segregation of duties and implement and maintain effective internal controls.

2.	There are inadequate controls over the timely quantification, recording and disclosure of amounts due under contractual obligations.

The Company recorded audit adjustments to record liabilities for amounts owed in connection with contractual obligations pertaining to mineral rights assets.  In connection with the audit adjustments, the Company expanded its disclosures regarding the amounts owed for the mineral rights.  The Company continues to identify ways to improve its accounting processes, although financial constraints have limited the Company’s ability to have proper segregation of duties and implement and maintain effective internal controls.

3.	There are inadequate controls over the valuation of financial instruments.

During the year ended June 30, 2010, the Company performed a valuation of the derivative liabilities related to warrant instruments using inputs that were not in accordance with Generally Accepted Accounting Principles.  In connection with the audit of the Company’s consolidated financial statements for the year ended June 30, 2010, adjustments arising from the independent audit were recorded to properly state the derivative liabilities.  The Company continues to identify ways to improve its accounting processes, although financial constraints have limited the Company’s ability to have proper segregation of duties and implement and maintain effective internal controls.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

4.	We have not established an Audit Committee independent of management.

The Company intends to establish an Audit Committee independent of management as the Company becomes more financially stable.

5.	We did not maintain proper financial statement closing procedures to ensure our financial statements were filed with the SEC on a timely basis.

Our financial statements for the year ended June 30, 2010 were filed after the date on which they were required to be filed (including an extension thereof).  We have focused on improving our communication internally and with our key external partners (attorneys and auditors) throughout fiscal year 2011 and have not missed any SEC filing deadlines.

32.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

We considered the controls in all our locations (Peru and the United States).  Even though we conduct substantially all of our operations outside of the United States, because we are a new company, the vast majority of our expenditures to date have been incurred at the corporate level and accounted for in the United States by our financial reporting consultants.  As of June 30, 2010 and for subsequent periods, the Peruvian subsidiary (LI3 Energy Peru SRL) accounted for less than 10% of the assets, liabilities, equity and net loss of the Company.  As a result, the Peruvian subsidiary was not considered material for the year ended June 30, 2010 or subsequent periods as it relates to internal control over financial reporting, and the Company’s assessment focused on the corporate entity in the United States.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

b.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

We do not have an internal audit function.

c.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company utilizes a third party consulting firm comprised of certified public accountants specializing in U.S. GAAP and SEC reporting to perform financial reporting.

d.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The books and records are maintained in accordance with US GAAP, including foreign currency transactions, by the Company’s financial consulting firm.  Accordingly, conversions and disclosures to U.S. GAAP are not necessary.

e.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

The Company’s Chief Financial Officer is principally responsible for evaluating the effectiveness of internal controls.  In addition, the Company utilizes a United States based consulting firm to prepare the consolidated financial statements and to assist in evaluating the effectiveness of our internal controls.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

The Chief Financial Officer holds a Masters of Business Administration degree from a major university in the United States.  The consulting firm principally used a consultant that is a Certified Public Accountant and has a Bachelor’s degree in Accounting from a major university in the United States.

•	the nature of his or her contractual or other relationship to you;

The Chief Financial Officer performs his responsibilities for the Company on a part-time basis (less than 50%).  The consulting firm performs as a contractor on a fee for service basis.

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

The Chief Financial Officer holds a Masters of Business Administration degree from a major university in the United States.  The consulting firm used a consultant that is a Certified Public Accountant.

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Chief Financial Officer has no prior audit experience; however, he does have experience evaluating the effectiveness of internal controls over financial reporting as he is a Chief Financial Officer for two companies whose shares are publicly traded in the United States.  The consultant assigned to the customer’s account is a former auditor with “Big Four” auditing experience.  The consultant has approximately 10 years of audit experience which includes auditing the effectiveness of internal control over financial reporting and auditing financial statements prepared in accordance with U.S. GAAP.

f.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

Albeck Financial Services, Inc., 11767 Katy Freeway, Houston, TX, 77079

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

•	the qualifications of their employees who perform the services for your company;

The consulting firm is principally comprised of consultants with “Big Four” auditing experience.  Also, the consultants are principally certified public accountants.  In addition, the vast majority of the consultants have experience auditing internal control over financial reporting.

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

The consulting firm is principally comprised of consultants with “Big Four” auditing experience.  Also, the consultants are principally certified public accountants.  In addition, the vast majority of the consultants have experience auditing internal control over financial reporting.

•	how many hours they spent last year performing these services for you; and

The consulting firm spent 923 hours performing these services during the period from January 1, 2010 to December 31, 2010.

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The consulting firm was paid $92,095 during the period from January 1, 2010 to December 31, 2010.

g.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Not applicable

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

h.
It does not appear that you identify an audit committee financial expert and you do not have a separately created audit committee.  As such, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

We have amended the Registration Statement (at page 67) to include disclosure of certain of our current and former directors’ knowledge of U.S. GAAP and internal control over financial reporting.  We plan to either include such disclosure in our 2011 Form 10-K, or name at least one audit committee financial expert, if the Board of Directors makes such determination before it is filed.

Form 10-Q for Period Ended March 31, 2011

Evaluation and Disclosure Controls and Procedures, page 37

33.           Please disclose your conclusion as to whether your disclosure controls and procedures are effective or ineffective, whichever the case may be, in an amendment to your Form 10-Q and discuss any material weaknesses in detail.  See Item 307 of Regulation S-K.

We will amend our Form 10-Q for the Period Ended March 31, 2011, to disclose management’s conclusion as to whether our disclosure controls and procedures are effective or ineffective as follows:

Our principal executive officer and principal financial officer participated in and supervised the evaluation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  The Company’s chief executive officer and chief financial officer determined that, as of the end of the period covered by this report, the Company had a material weakness because it did not have a sufficient number of personnel with an appropriate level of knowledge and experience of generally accepted accounting principles in the United States of America (U.S. GAAP) that are commensurate with the Company’s financial reporting requirements.  As a result, Management concluded that the Company’s disclosure controls and procedures were not effective at March 31, 2011.

There have been no changes in the Company’s internal control over financial reporting during the most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2011

Exhibits 31.1 and 31.2

34.	Please file certifications in the exact form required by Item 601(b)(31) of Regulation S-K.

We will amend our Form 10-Q to file certifications in the exact form required by Item 601(b)(31) of Regulation S-K.

*           *           *           *           *

We believe that the changes in the accompanying Amendment No. 1 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the registration statement by Amendment No. 1, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo

Barrett S. DiPaolo

cc:	Luis Saenz Christy Albeck John Lehman Adam Gottbetter

Schedule A

Source Materials for Information Coming from External Sources

Pro- spectus Page	Statement	Source	Widely available to the public?	Exhibit

49
According to the U.S. Geological Survey’s “Mineral Commodity Summaries 2011,” batteries accounted for 23% of lithium end-usage globally, and we expect demand for lithium from the battery segment to grow along with demand for such batteries.  Although lithium markets vary by location, global end-usage was estimated by the U.S. Geological Survey as follows:  ceramics and glass, 31%; batteries, 23%; lubricating greases, 10%; air treatment, 5%; continuous casting, 4%; primary aluminum production, 3%; and other uses, 24%.  Lithium use in batteries expanded significantly in recent years, because rechargeable lithium batteries are being used increasingly in portable electronic devices and electrical tools.
		U.S. Geological Survey’s “Mineral Commodity Summaries 2011” - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/mcs/2011/mcs2011.pdf	A

49
Lithium production from spodumene can typically cost in the range of $4,300 to $4,800 per metric ton of lithium carbonate and is a process that is highly sensitive to energy costs.  On the other hand, lithium production from brines can be accomplished at costs in the range of $2,200 to $2,600 per metric ton of lithium carbonate.

49
Lithium demand is being driven by its increasing use in the batteries of portable consumer electronics, including mobile phones and laptop computers, and in a range of industrial applications including ceramics and lubricants.  The most dramatic increase in demand is being spurred by auto makers racing to bring lithium-ion battery powered and hybrid electric cars to market, as major automobile manufacturers are forming partnerships with established battery manufacturers to build battery plants for their mass production. In addition, lithium-ion batteries used in transportation is expected to increase to approximately $8 billion by 2015 from $876 million in 2010, largely fueled by government subsidies and incentives.
	USGS Minerals Yearbook (2009) - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/commodity/lithium/myb1-2009-lithi.pdf	B

52
Market conditions have improved for lithium-based products in 2010, as sales volumes for major lithium producers were reported to increase by more than 30% by mid-2010. Consumption by lithium end-use products such as batteries, ceramics and glass, grease, and other industrial applications all increased.
	USGS “Mineral Commodities Summaries 2011” - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/mcs2011.pdf	A

52	In 2010, Chile produced 34.7% of the lithium carbonate worldwide, while Argentina and Australia produced 11.5% and 33.6%, respectively.	U.S. Geological Survey’s “Mineral Commodity Summaries 2011” - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/mcs-2011.pdf	A

52
The increase in sales was due mostly to the increase of lithium-ion rechargeable batteries, as global sales were estimated to be $7.7 billion in 2009. These sales are projected to increase by 13% per year to nearly $12 billion by 2013. Other lithium end uses have increased, but not at the same rates as rechargeable batteries. For instance, according to Roskill Information Services Ltd., annual growth in lithium consumed in pharmaceuticals has averaged 17% from 2000 to 2008, while lithium consumed for continuous casting and greases had 8-year growth rates of 8% and 6%, respectively.Lithium consumption is also estimated to increase. According to Sociedad Quimica y Minera de Chile SA (“SQM”), one of the world’s top three lithium producers, the 2009 world lithium consumption was 16,000 to 17,000 tonnes lithium. Roskill also estimated that total world lithium consumption would increase to approximately 27,600 tonnes in 2013. As of 2008, the largest consumers in the world are China and Europe, at 29% and 28% of total consumption, respectively. Other large consumers include Japan, 18%, North America, 13%, Republic of Korea, 5%, India 3%, and South America, 2%.
	USGS Minerals Yearbook (2009) - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/commodity/lithium/myb1-2009-lithi.pdf	B

52-53
According to the U.S. Geological Survey (“USGS”), Chile is the leading lithium producer in the world.  Argentina, China, and the United States are also major producers. The 2011 edition of the USGS Mineral Commodity Summaries gives the following estimated world lithium mine production and reserves (in metric tons of lithium content), including the footnoted information:  . . .
	USGS “Mineral Commodities Summaries 2011” - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/mcs/2011/mcs2011.pdf	A

53
Commercial crude iodine normally has a minimum purity of 99.5% to 99.8%, depending on the supplier.  Impurities, in order of quantity, are primarily insoluble materials, iron, sulfuric acid, and water. The U.S. Pharmacopeia specifies an iodine content of not less than 99.8% for commercial iodine. The Committee on Analytical Reagents of the American Chemical Society allows a maximum of 0.005% total bromine and chlorine and 0.010% nonvolatile matter in its specifications for iodine.
	USGS Minerals Yearbook (2009) - Iodine	Yes. http://minerals.usgs.gov/minerals/ pubs/commodity/iodine/myb1-2009-iodin.pdf	C

54
According to the U.S. Geological Survey Minerals Yearbook (2008), world consumption of iodine and its derivatives was estimated to be about 20% for x-ray contrast media, 13% for pharmaceuticals, 10% of LCD manufacture, 9% each for animal nutrition and iodophors, 5% each for biocides and nylon manufacture, 3% for human nutrition, and 26% for other applications.
	USGS Minerals Yearbook (2008) - Iodine	Yes. http://minerals.usgs.gov/minerals/ pubs/commodity/iodine/myb1-2008-iodin.pdf	D

54
The leading consumption regions for iodine was Western Europe with 39% of world consumption, followed byNorth Americawith 24%, China with 8%, Japan with 7%, India with 6%, and other regions with the remaining 16%.
	USGS Minerals Yearbook (2009) - Iodine	Yes. http://minerals.usgs.gov/minerals/ pubs/commodity/iodine/myb1-2009-iodin.pdf	E

54
During 2009, the average free alongside ship for exported crude iodine was $19.74 per kilogram, an increase from $18.30 per kilogram from 2008. The average declared cost, insurance and freight value imported from Chile, the major source of imported iodine for the United States, was $26.59 per kilogram in 2009, representing a 12.8% increase from 2007. Actual prices for iodine are negotiated on long and short term contracts between buyers and sellers.  The price of crude crystal iodine, 99.5% minimum purity, in 50-kilogram drums delivered to the United Kingdom ranged from $28.50 to $30 per kilogram in January 2009; by December 2009, that price increased to $30.80 to $31.80 per kilogram.
	USGS Minerals Yearbook (2009)	Yes. http://minerals.usgs.gov/minerals/ pubs/commodity/iodine/myb1-2009-iodin.pdf	E

54
The USGS “Mineral Commodity Summaries 2011,” states that demand for iodine in applications such a biocides, iodine salts, liquid crystal displays (LCD), synthetic fabric treatments, and x-ray contrast media is expected to increase at a rate of 3.5% to 4% per year over the next decade.
		U.S. Geological Survey’s “Mineral Commodity Summaries 2011” - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/mcs/2011/mcs2011.pdf	A

54	Global shipments of LCD televisions were expected to continue to increase, which would in turn result in the consumption of iodine by LCD producers.	U.S. Geological Survey’s “Mineral Commodity Summaries 2010”- Iodine	Yes. http://minerals.usgs.gov/minerals/ pubs/commodity/iodine/mcs-2010-iodin.pdf	F

54
Chile is the leading iodine producer in the world and is followed by Japan and the United States. Chile accounted for more than 50% of world production in 2010, with two of the leading iodine producers in the world based in Chile.
		U.S. Geological Survey’s “Mineral Commodity Summaries 2011” - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/mcs/2011/mcs2011.pdf	A

54-55
The 2011 edition of the USGS Mineral Commodity Summaries gives the following estimated world iodine mine production and reserves (in metric tons of iodine content), including the footnoted information: . . .
		U.S. Geological Survey’s “Mineral Commodity Summaries 2011” - Lithium	Yes. http://minerals.usgs.gov/minerals/ pubs/mcs/2011/mcs2011.pdf	A

60
Based on the due diligence conducted in connection with our acquisition of our Maricunga interest, management believes the local brine contains high grades of lithium and potassium with reasonable magnesium levels and low sulphate content indicated  and the salar de Maricunga basin had a highly productive aquifer system within the extensive colluvial/alluvial sediments surrounding the salar.

CORFO undertook systematic hydrogeological and geological studies and sampling of the various salars. Exploration work at Salar de Maricunga included sampling of shallow pits (50 cm deep) and drilling and sampling of several shallow wells down to approximately 20 m.  Hydrology and hydrogeological evaluation of the salar de Maricunga was undertaken in 1995-1998 by a consortium involving the Directorate General of Water of the Ministry of Public Works (DGA), Catholic University of the North (UCN) and the Institute de Recherche de Développment of France (IRD) (Risacher et al, 1999). This work indicated the salar de Maricunga basin had a highly productive aquifer system within the extensive colluvial/alluvial sediments surrounding the salar. Geophysical work indicated the salar was deep, with a major aquifer system down to approximately 100 m depth and a second underlying aquifer lying below an impermeable 20 m thick clay layer extending to a depth of as much as 800 m. Assay results indicated the lithium and potassium content in the salar increased in a northerly direction, with the best assays in the northeast portion of the salar.
No. Management has taken responsibility for these assessments.

65
Based on our due diligence conducted, management believes this potassium-iodine caliche deposit may have similar chemical composition and grades to the deposits currently mined by SQM and Cosayach Nitratos SA, and that the deposition of the nitrates and iodine in Alfredo may be such that the higher grade iodine is generally separate from the high nitrates, thus facilitating selective mining.
		Review of historical exploration results provided by sellers.	No. Management has taken responsibility.

66	Management believes, after its due diligence investigation, that that the projects contain high lithium and potassium values.	The projects are in areas studied by the Peruvian Mining Ministry in 1981 , whose survey concluded that the projects contain high lithium and potassium values	No. Management has taken responsibility.

94

EXHIBIT A

LITHIUM

(Data in metric tons of lithium content unless otherwise noted)

Domestic Production and Use: Chile was the leading lithium chemical producer in the world; Argentina, China, and the United States also were major producers. Australia and Zimbabwe were major producers of lithium ore concentrates. The United States remained the leading importer of lithium minerals and compounds and the leading producer of value-added lithium materials. Because only one company produced lithium compounds from domestic resources, reported production and value of production were withheld from publication to avoid disclosing company proprietary data. Estimation of value for the lithium mineral compounds produced in the United States is extremely difficult because of the large number of compounds used in a wide variety of end uses and the great variability of the prices for the different compounds. Two companies produced a large array of downstream lithium compounds in the United States from domestic or South American lithium carbonate. A U.S. recycling company produced a small quantity of lithium carbonate from solutions recovered during the recycling of lithium-ion batteries.

Although lithium markets vary by location, global end-use markets are estimated as follows: ceramics and glass, 31%; batteries, 23%; lubricating greases, 9%; air treatment, 6%; primary aluminum production, 6%; continuous casting, 4%; rubber and thermoplastics, 4%; pharmaceuticals, 2%; and other uses, 15%. Lithium use in batteries expanded significantly in recent years because rechargeable lithium batteries were being used increasingly in portable electronic devices and electrical tools.

Salient Statistics—United States:	2006	2007	2008	2009	2010[e]
Production	W	W	W	W	W
Imports for consumption	3,260	3,140	3,160	1,890	2,000
Exports	1,500	1,440	1,450	920	1,600
Consumption:					
Apparent	W	W	W	W	W
Estimated	2,500	2,400	2,300	1,300	1,000
Employment, mine and mill, number	61	68	68	68	68
Net import reliance[1] as a percentage of apparent consumption	>50%	>50%	>50%	>50%	43%

Recycling: Recycled lithium content has been historically insignificant, but has increased steadily owing to the growth in consumption of lithium batteries. One U.S. company has recycled lithium metal and lithium-ion batteries since 1992 at its Canadian facility in British Columbia. In 2009, the U.S. Department of Energy awarded the company $9.5 million to construct the first U.S. recycling facility for lithium-ion batteries.

Import Sources (2006–09): Chile, 59%; Argentina, 38%; China, 1%; and other, 2%.

Tariff: Item	Number	Normal Trade Relations 12-31-10
Other alkali metals	2805.19.9000	5.5% ad val.
Lithium oxide and hydroxide	2825.20.0000	3.7% ad val.
Lithium carbonate:		
U.S.P. grade	2836.91.0010	3.7% ad val.
Other	2836.91.0050	3.7% ad val.

Depletion Allowance: 22% (Domestic), 14% (Foreign).

Government Stockpile: None.

Events, Trends, and Issues: Market conditions improved for lithium-based products in 2010. Sales volumes for the major lithium producers were reported to be up more than 30% by mid-2010. Consumption by lithium end-use markets for batteries, ceramics and glass, grease, and other industrial applications all increased. The leading lithium producer in Chile lowered its lithium prices by 20% in 2010. Many new companies continued exploring for lithium on claims worldwide. Numerous claims in Nevada, as well as Argentina, Australia, Bolivia, and Canada, have been leased or staked.

The only active lithium carbonate plant in the United States was a brine operation in Nevada. Subsurface brines have become the dominant raw material for lithium carbonate production worldwide because of lower production costs compared with the mining and processing costs for hard-rock ores. Two brine operations in Chile dominate the world

Prepared by **Brian W. Jaskula [(703) 648-4908, bjaskula@usgs.gov, fax: (703) 648-7757]**

95

LITHIUM

market, and a facility at a brine deposit in Argentina produced lithium carbonate and lithium chloride. Two additional brine operations were under development in Argentina. Worldwide, most lithium minerals mined were used directly as ore concentrates in ceramics and glass applications rather than as feedstock for lithium carbonate and other lithium compounds.

In an effort to increase the quality of lithium suitable for advanced transportation batteries, the sole active lithium production company in United States began the expansion of its lithium operation in North Carolina to include battery-grade lithium hydroxide. Funding for the project was obtained in part from the U.S. Department of Energy. An emerging Australian lithium ore producer commenced lithium concentrate production in Western Australia. The lithium concentrate was to be converted to battery-grade lithium carbonate in China to supply the Asian market. Australia's leading lithium ore miner merged with an emerging lithium brine mining company to develop a lithium brine operation in Chile.

Batteries, especially rechargeable batteries, are the uses for lithium compounds with the largest growth potential. Demand for rechargeable lithium batteries continued to gain market share over rechargeable nonlithium batteries for use in cordless tools, portable computers and cellular telephones, and video cameras. Major automobile companies were pursuing the development of lithium batteries for hybrid electric vehicles—vehicles with an internal combustion engine and a battery-powered electric motor. Most commercially available hybrid vehicles use other types of batteries, although future generations of these vehicles may use lithium. Nonrechargeable lithium batteries were used in calculators, cameras, computers, electronic games, watches, and other devices.

Asian technology companies continued to invest in the development of lithium operations in other countries to ensure a stable supply of lithium for their battery industries. With lithium carbonate being one of the lowest cost components of a lithium-ion battery, the issue to be addressed was not cost difference or production efficiency but supply security attained by acquiring lithium from a number of different lithium sources.

World Mine Production and Reserves: Reserves estimates for Argentina, Brazil, Canada, China, and Portugal have been revised based on new information from Government and industry sources.

	Mine production		Reserves[2]
	2009	2010[e]	
United States	W	W	38,000
Argentina	2,220	2,900	850,000
Australia	6,280	8,500	580,000
Brazil	160	180	64,000
Canada	310	—	—
Chile	5,620	8,800	7,500,000
China	3,760	4,500	3,500,000
Portugal	—	—	10,000
Zimbabwe	400	470	23,000
World total (rounded)	[3]18,800	[3]25,300	13,000,000

World Resources: The identified lithium resources total 4 million tons in the United States and approximately 29 million tons in other countries. Among the other countries, identified lithium resources for Bolivia and Chile total 9 million tons and in excess of 7.5 million tons, respectively. China and Argentina total 5.4 million tons and 2.6 million tons of identified lithium resources, respectively, while Brazil, Congo, and Serbia each contain approximately 1 million tons. Identified lithium resources for Australia and Canada total 630,000 tons and 360,000 tons, respectively.

Substitutes: Substitution for lithium compounds is possible in batteries, ceramics, greases, and manufactured glass. Examples are calcium and aluminum soaps as substitutes for stearates in greases; calcium, magnesium, mercury, and zinc as anode material in primary batteries; and sodic and potassic fluxes in ceramics and glass manufacture. Lithium carbonate is not considered to be an essential ingredient in aluminum potlines. Substitutes for aluminum-lithium alloys in structural materials are composite materials consisting of boron, glass, or polymer fibers in engineering resins

[e]Estimated. W Withheld to avoid disclosing company proprietary data. — Zero.

[1]Defined as imports – exports + adjustments for Government and industry stock changes.

[2]See Appendix C for resource/reserve definitions and information concerning data sources.

[3]Excludes U.S. production.

U.S. Geological Survey, Mineral Commodity Summaries, January 2011

EXHIBIT B

USGS
science for a changing world

2009 Minerals Yearbook

LITHIUM [ADVANCE RELEASE]

U.S. Department of the Interior
U.S. Geological Survey

April 2011

LITHIUM

By Brian W. Jaskula

Domestic survey data and tables were prepared by Susan M. Weaver, statistical assistant, and the world production table was prepared by Lisa D. Miller, international data coordinator.

In 2009, lithium consumption in the United States was estimated to be 1,300 metric tons (t) of contained lithium, 43% less than the consumption in 2008 and 46% less than in 2007. Decreased U.S. consumption was primarily the result of deteriorating market conditions for lithium-based products in the United States owing to the worldwide economic downturn. Consumers may have run down their existing inventory of lithium compounds in 2009 instead of purchasing new. Therefore, actual lithium consumption may have been greater than the 1,300 t reported, but no data were available to support a higher estimate. Lithium carbonate consumed in industrial applications and used as a raw material for other lithium compounds in the United States was produced at a domestic brine operation in Nevada and imported from Argentina and Chile.

Lithium has historically been mined from two distinct sources—continental brines and hard rock ore. Chile was the world's leading producer of lithium carbonate with production from two lithium brine operations on the Salar de Atacama in the Andes Mountains. Concentrated brines were processed at two lithium carbonate plants in Antofagasta. In the United States, production continued at a lithium brine operation with an associated lithium carbonate plant in Silver Peak, NV. Lithium carbonate and lithium chloride also were produced from brines from the Salar del Hombre Muerto in the Andes Mountains in Argentina. In China, lithium carbonate was produced from brines from the Zabayu Salt Lake in western Tibet and from the Dongtai and Xitai Salt Lakes in Qinghai Province.

Australia was, by far, the leading producer of lithium mineral concentrates, and Brazil, Canada, China, Portugal, and Zimbabwe also produced significant quantities. China was the only country that produced large quantities of lithium carbonate from concentrates, mostly from imported Australian spodumene. A large percentage of the lithium carbonate produced in South America was exported to the United States for consumption in industrial applications and as feed material for the production of downstream lithium compounds, such as lithium hydroxide monohydrate, lithium metal, and organic lithium compounds.

Despite the reduced consumption of lithium in 2009, worldwide lithium resource exploration (led predominantly by Australian and Canadian startup companies) more than doubled compared with that of 2008. The continental brine and clay resources of Nevada were a major focus of this exploration in the United States, as were the pegmatite and oil brine resources of Canada, and the pegmatite resources of Australia. Additionally, Argentina, Bolivia, and Chile saw significant exploration of their continental brines.

Legislation and Government Programs

Under the authority of the American Recovery and Reinvestment Act of 2009 (ARRA; Public Law 111–5), the U.S. Department of Energy (DOE) awarded $1.5 billion in grants to accelerate the development of U.S. manufacturing and production capacity of batteries for electric-drive vehicles and battery recycling. The grants represent the largest single investment in advanced battery technology for hybrid and electric-drive vehicles ever made, and lithium-ion battery technology figured prominently in the awards (U.S. Department of Energy, 2009b). ARRA also funded grants for Smart Grid demonstration and energy storage projects that included large-scale lithium-ion batteries for energy storage (U.S. Department of Energy, 2009c).

As part of its Advanced Technology Vehicles Manufacturing Incentive Program, the DOE loaned Nissan North America, Inc. $1.6 billion to convert its Smyrna, TN, plant to produce electric cars and lithium-ion battery packs. Tesla Motors received a $465 million loan from the DOE to build an automobile manufacturing facility in southern California and a facility in Palo Alto, CA, to assemble lithium-ion battery packs, electric motors, and electric-drive trains (U.S. Department of Energy, 2009a). Fisker Automotive, Inc. received $528 million for the development and production of two lines of lithium-ion battery powered plug-in hybrid electric vehicles (U.S. Department of Energy, 2009d).

Recycling

To begin the process of ramping up their respective lithium battery recycling infrastructures, the Governments of the United States and Germany invested in a private energy company in 2009. As part of ARRA, the DOE awarded $9.5 million to California-based battery recycler Toxco, Inc. to construct the first U.S. recycling facility for lithium-ion vehicle batteries. The company has recycled lithium metal and lithium-ion batteries since 1992 at its Canadian facility in British Columbia. Toxco planned to expand its existing facility in Lancaster, OH, that currently recycles the nickel-metal hydride and lead-acid batteries from hybrid-electric vehicles (Hamilton, 2009). In Germany, Chemetall GmbH was awarded $8.4 million by the Federal Ministry for the Environment, Nature Conservation, and Nuclear Safety to set up a pilot plant at the company's Langelsheim facility for the recycling of lithium-ion batteries (Rockwood Holdings, Inc., 2010, p. 5, 17). Japan's Nippon Mining & Metals Co., Ltd. announced plans to open a commercial-scale plant to recycle lithium-ion batteries. The commercial operation was planned to open in 2011 after the completion of a pilot plant demonstration (Platts Metals Week, 2009).

Production

The U.S. Geological Survey (USGS) collects domestic production data for lithium from a voluntary canvass of U.S.

LITHIUM—2009 [ADVANCE RELEASE] 44.1

operations. The only U.S. lithium carbonate producer, Chemetall Foote Corp. (a subsidiary of the German company Chemetall, which is owned by Rockwood Holdings, Inc., of Princeton, NJ) responded to the survey, representing 100% of total production. Production and stock data were withheld from publication to avoid disclosing company proprietary data (table 1). It is known, however, that production decreased in 2009 from that of 2008 owing to the worldwide economic downturn.

Chemetall Foote produced lithium carbonate from brines near Silver Peak, NV. The company's other U.S. lithium operations included a lithium hydroxide plant in Silver Peak; a butyllithium plant in New Johnsonville, TN; and facilities for producing downstream lithium compounds in Kings Mountain, NC. Chemetall Foote's subsidiary in Chile, Sociedad Chilena de Litio Ltda., produced lithium carbonate and lithium chloride from a brine deposit.

In August, the DOE awarded Chemetall Foote $28.4 million to expand and upgrade the production of lithium compounds used in batteries at the company's Silver Peak and Kings Mountain processing plants (Rockwood Holdings, Inc., 2010, p. 80).

FMC Corp.'s Lithium Division produced a full range of downstream compounds, lithium metal, and organic lithium compounds at its facilities in Bessemer City, NC, and, until March 2009, Bayport, TX. In response to the weaker market conditions for lithium-based products resulting from the worldwide economic downturn, FMC closed its Bayport butyllithium facility and consolidated all U.S. butyllithium production at its Bessemer City facility (FMC Lithium, 2009). The company met its lithium carbonate and lithium chloride requirements with material produced at its operation in Argentina. In March, the DOE awarded a $3 million grant to FMC's Center for Lithium Energy and Advanced Research to scale up production of a proprietary product known as stabilized lithium metal power used for high-energy Li-ion battery cathodes (Jackson, 2010).

In May and September, American Lithium Minerals, Inc. acquired several lithium brine prospects in Esmeralda County, NV, from GeoXplor Corp., a private Nevada company. The lithium brine prospects were within the Great Basin Province of the southwestern United States. In September, the company announced that a gravity survey and electromagnetic survey would be conducted on one of the prospects to delineate the appropriate drill targets (American Lithium Minerals Inc., 2009a; 2009b).

California-based Simbol Mining Corp. purchased and relocated the assets and intellectual property of Limtech Lithium Industries, Inc., a Canadian lithium processing company which previously sold high-purity lithium carbonate to battery manufacturers in Japan. Simbol planned to use the 500-metric-ton-per-year (t/yr) lithium carbonate processing plant to extract lithium and other high-value mineral commodities used in batteries from geothermal fluids by using a unique reverse osmosis process. If successful, Simbol's geothermal brine process would eliminate the need for solar evaporation, a crucial and lengthy process in more common lithium brine operations (Moores, 2010c).

In February, Rodinia Minerals, Inc. (Vancouver, British Columbia, Canada) acquired 250 unpatented mining claims in Clayton Valley, Esmeralda County, NV, from GeoXplor Corp. The mining claims were adjacent to Chemetall Foote's lithium brine operation. By yearend, Rodinia completed gravity and two-dimensional seismic surveys of the claims and began a three-hole drilling program to test the lithium-bearing aquifers (Rodinia Minerals, Inc., 2009a, b).

In December, Western Lithium Canada Corp. (Vancouver, British Columbia, Canada) completed the drilling process on the second of its five lithium-rich hectorite clay deposits at its Kings Valley, NV, project. The drilling operation, from which core samples would be evaluated in an independent technical and economic assessment in early 2010, was performed to determine if additional years of mine life could be added to the hectorite operation. The second deposit was approximately seven times larger than the first deposit. Based on exploration of the area performed by Chevron Resources, Inc. (a subsidiary of Chevron Corp.) in the 1980s, Western Lithium Canada Corp. estimated that 2 million metric tons (Mt) of contained lithium may be available (Western Lithium Canada Corp., 2009; 2010).

Consumption

Lithium is sold as brines, compounds, metal, or mineral concentrates depending on the end use. Lithium's electrochemical reactivity and other unique properties have resulted in many commercial lithium products. For many years, most lithium compounds and minerals were used in the production of ceramics, glass, and primary aluminum. Growth in lithium battery use and decreased use of lithium in aluminum production has resulted in batteries gaining market share. For 2009, Chilean lithium producer Sociedad Química y Minera de Chile S.A. (SQM) listed the main global markets for lithium products as follows—ceramics and glass, 30%; batteries, 21%; lubricating greases, 10%; air treatment, 5%; metallurgical, 5%; primary aluminum production, 3%; and other uses, 26% (de Solminihac, 2010, p. 11). The "other uses" category represented several smaller end uses that may have included alloys, construction, dyestuffs, industrial bleaching and sanitation, pool chemicals, and specialty inorganics (FMC Corp., 2008). Roskill Information Services Ltd. offered different consumption estimates for 2009 but confirmed that ceramics and glass remained the top global market for lithium. Roskill's estimates were ceramics and glass, 31%; batteries, 23%; lubricating greases, 9%; primary aluminum production, 6%; air treatment, 6%; continuous casting, 4%; rubber and thermoplastics, 4%; pharmaceuticals, 2%; and other uses, 15% (Baylis, 2010, p. 11). Domestic end uses for lithium materials may not directly correspond to worldwide consumption, but the data necessary for making more reliable estimates were not available.

In 2009, the decline in U.S. lithium consumption could be attributed to decreased consumption in most end uses owing to a slowdown in the economy that began in the second half of 2008. If lithium concentrates were included in lithium consumption estimates, the leading use of lithium in the United States likely was in ceramics and glass manufacturing processes. No lithium concentrates, however, were produced in the United States for direct application in ceramics and glass manufacture, and import statistics do not specifically identify lithium ore imports, making it difficult to accurately estimate end uses.

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In 2009, most lithium batteries were manufactured in Asia, with 39% of lithium-ion battery production concentrated in Japan, 36% in China, and 20% in the Republic of Korea (Evans, 2009). Lithium's natural properties make it one of the most attractive battery materials of all the elements. In 2008 (the most recent year for which data are available) lithium-ion battery production represented 75% of the total portable rechargeable battery market worldwide, and growth was expected to continue (SBI Reports, 2009). Worldwide, rechargeable lithium batteries powered most cellular telephones and laptop computers, as well as many heavy-duty power tools. Automakers were working on lithium batteries for hybrid electric vehicles (HEV), plug-in hybrid electric vehicles (PHEV), and pure electric vehicles (EV).

U.S. primary aluminum production, and lithium consumption in that end use, declined during 2009 because aluminum production was curtailed owing to a significant drop in the price of aluminum in the second half of 2008, which continued throughout 2009 (Bray, 2010).

Additional information concerning other lithium end uses can be found in the lithium chapter of the 2006 U.S. Geological Survey Minerals Yearbook, volume I, Metals and Minerals.

Prices

Customs values for lithium carbonate imports to the United States were used as an indication of the trends in lithium pricing, although they never exactly reflected the producers' prices for lithium carbonate. The average customs unit value for imported lithium carbonate was $4.53 per kilogram, slightly higher than that of 2008. The average unit customs value of lithium hydroxide decreased about 6%. The average unit value of exported lithium carbonate was 19% higher than in 2008 and more than 50% higher than the average unit value of imported carbonate. This suggests that the material exported from the United States was higher quality lithium carbonate than that which was imported.

In September, SQM announced that it would reduce its lithium carbonate and lithium hydroxide prices by 20% for contracts effective January 2010. The company indicated that its lithium carbonate prices, which ranged from $6.20–$6.60 per kilogram in 2009, would be lowered to $5.10–$5.30 per kilogram (Tran, 2010).

At yearend, glass-grade spodumene (5% lithium oxide) was reported to be selling for $363 to $408 per metric ton. Australian spodumene producer Talison Lithium Ltd. (formally Talison Minerals Pty. Ltd.) announced in November that it would increase prices for technical-grade spodumene for contracts effective January 2010. The prices are expected to increase to $380 to $430 per metric ton (Industrial Minerals, 2009b; 2009d).

Foreign Trade

In 2009, total exports of lithium compounds from the United States decreased 35% compared with those of 2008. About 34% of all U.S. exports of lithium compounds went to Japan, while 18% went to Germany, and 13% went to the United Kingdom. The remainder was divided among many other countries (table 2).

Imports of lithium compounds decreased by 40% in 2009 compared with those of 2008. Of the 10,000 t of lithium compounds imported, 61% came from Argentina, 33% from Chile, and the remainder from several other countries (table 3). This was the first year that most lithium imports originated from Argentina, rather than Chile. Lithium concentrates from Australia, Canada, and/or Zimbabwe may have entered the United States, but because these materials have no unique import code, no import data were available. The United States was the largest importer of lithium carbonate and lithium chloride in the world.

World Review

World lithium production (excluding U.S. production) was estimated to be 18,800 t of lithium contained in minerals and compounds in 2009, a decrease of 27% from that of 2008. Gross weight production figures for lithium carbonate, lithium chloride, and lithium mineral concentrates are listed in table 4. Argentina, Chile, China, and the United States were the leading producers of lithium carbonate. Significant quantities of lithium compounds and concentrates also were produced in Australia, Brazil, Canada, Portugal, and Zimbabwe. Congo (Kinshasa), Namibia, Russia, Rwanda, and South Africa have produced concentrates in the past. Several brine operations were under development in Argentina; spodumene mining operations were under development in Australia, Canada, and Finland; and a jadarite mining operation was under development in Serbia. Pegmatites containing lithium minerals have been identified in Afghanistan, Austria, France, India, Ireland, Mozambique, Spain, Sweden, and Zaire, but economic conditions have not favored development of the deposits. Lithium has been identified in subsurface brines in Bolivia and Israel. Companies in France, Germany, Japan, the Republic of Korea, Russia, Taiwan, and the United Kingdom produced downstream lithium compounds from imported lithium carbonate.

World lithium consumption was reported by SQM to be 16,000 to 17,000 t of lithium contained in minerals and compounds in 2009, a decrease of approximately 25% from SQM's consumption estimate of 2008 (de Solminihac, 2010, p. 10). A different accounting of total world lithium consumption was reported by Roskill Information Services, which indicated consumption to be 18,600 t of lithium contained in minerals and compounds in 2009, a decrease of approximately 15% from Roskill's consumption estimate of 2008 (Baylis, 2010, p. 10, 13). The difference in consumption figures was most likely owing to differing estimations of consumer drawdown of existing lithium inventory. All industrial lithium demand sectors, including battery production, were negatively affected by the global economic downturn.

Total lithium consumption growth averaged 6% growth per year between 2004 and 2008, while lithium battery consumption growth averaged 21% per year during the same timeframe (de Solminihac, 2010, p. 10). Using Roskill's figure for total lithium consumption and the company's recent research that estimated the lithium chemical market to be about 75% of total lithium consumption, an estimated 14,000 t of lithium was consumed in chemicals and the remainder as mineral concentrates in the ceramics and glass industry in 2009 (Baylis, 2010, p. 5).

LITHIUM—2009 [ADVANCE RELEASE] 44.3

In 2008, China and Europe were estimated to be the largest consumers of lithium in the world, at 29% and 28% of total consumption, respectively. Other consumers included Japan, 18%; North America, 13%; Republic of Korea, 5%; India, 3%; South America, 2%; Russia, 1%; and other, 1% (Roskill Information Services Ltd., 2009, p. 155).

Argentina.—FMC has been operating its facility at the Salar de Hombre Muerto since 1998. It was initially designed to produce about 12,000 t/yr of lithium carbonate and about 5,500 t/yr of lithium chloride (North American Mineral News, 1998). In 2009, its lithium carbonate production capacity was 17,000 t/yr (Moores, 2009b). Lithium chloride production was more than 8,800 t in 2007. Production of lithium carbonate was estimated to be 7,000 t, a decrease of 30% from that of 2008. Production of lithium chloride was estimated to be 5,500 t, a decrease of 29% from that of 2008.

In 2009, Sentient's Rincon Lithium Ltd. continued ramping up pilot production at the Salar del Rincón in Salta Province and expected to achieve a lithium carbonate production rate of 1,500 t/yr in 2010. The lithium operation was designed to produce 10,000 t/yr of lithium carbonate, 4,000 t/yr of lithium hydroxide, and 3,000 t/yr of lithium chloride (Industrial Minerals, 2010a).

Australian exploration company Orocobre Ltd. announced in 2009 that its Olaroz lithium project at the Salar de Olaroz in northwestern Argentina contained 1.5 Mt inferred lithium carbonate resources. A scoping study was completed indicating the potential to develop a long-life operation with production of 15,000 t/yr of lithium carbonate. Orocobre also established a joint venture with Japanese trading house Toyota Tsusho Corp. Toyota Tsusho, a key supplier to Toyota Motor Corp. and several large Asian technology companies including Panasonic Corp. and Sanyo Electric Co., Ltd., anticipated using the joint venture as a means to secure low-cost lithium for its automotive and battery industry partners (Industrial Minerals, 2010b).

In 2009, Canadian exploration company Lithium Americas Corp. formed the Cauchari–Olaroz Salars project on the Puna plateau in northwestern Argentina. By yearend, a surface brine program, seismic geophysical program, nine reverse circulation drill holes, and five diamond drill holes were completed. The company entered into a strategic investment agreement with the Japanese firm Mitsubishi Corp., and completed a strategic investment agreement with Canadian car parts manufacturer Magna International Inc. The companies purchased 4.1% and 13.3%, respectively, of Lithium America's common shares in an effort to secure low-cost lithium supplies for their respective company's electric vehicle batteries (Hoffman and Keenan, 2010; Lithium Americas Corp., 2010, p. iv, 9–12).

Canadian-based resource company Lithium One Inc. formed the Sal de Vida lithium brine project at the Salar del Hombre Muerto. The company conducted systematic sampling of the near-surface brine during the fourth quarter of 2009. A drilling program was also initiated in December (Lithium One Inc., 2010, p. 2–3).

In December, Rodinia Minerals Inc. acquired a lithium deposit in the Salar de Salinas Grandes, in Jujuy Province. Previous studies on the brine chemistry in the salar found lithium concentrations in excess of 400 parts per million and a magnesium-to-lithium ratio of 3.75:1 (Metal-Pages, 2009).

Australia.—About 70% of the world's supply of lithium minerals was produced by Talison Lithium from its deposit in Western Australia, which reportedly is the largest spodumene deposit in the world (Department of Mines and Petroleum, 2009, p. 46). The company reported spodumene production of approximately 197,000 t in 2009 from its 260,000-t/yr plant, a decrease of 18% from that of 2008 (Department of Mines and Petroleum, 2010, p. 21; Talison Lithium Ltd., 2010). Lower grade spodumene was exported to China where it was converted into a range of lithium chemicals. Higher-grade spodumene was exported to Asia, Europe, and the United States where it was consumed by the ceramics, foundry, glass, and steel industries. In 2009, to meet future lithium demand, Talison continued improvements at the high-grade and low-grade sections of their lithium minerals plant with additional equipment and a new process to increase the lithia content in their spodumene concentrate (Geoscience Australia, 2009, p. 41).

In November, Galaxy Resources Ltd. officially broke ground at its Mount Cattlin spodumene operation, near Ravensthorpe in Western Australia. A definitive feasibility study for its Jiangsu lithium carbonate processing plant in Jiangsu Province of China was completed in October, and construction for the Jiangsu plant was scheduled to commence during the second quarter of 2010. Battery-grade lithium carbonate production capacity was set at 17,000 t/yr. An offtake agreement between Galaxy Resources and Mitsubishi was finalized and signed in February 2010, which gave Mitsubishi a significant portion of Galaxy's lithium carbonate production (Galaxy Resources Ltd., 2010, p. 4–11).

Bolivia.—Bolivia's undeveloped Salar de Uyuni is the largest salt flat in the world, with an area of more than 11,000 square kilometers. In August, Bolivia's state mining company Corporación Minera de Bolivia (Comibol) began a program to re-evaluate the Salar de Uyuni's lithium resources. Comibol planned to invest between $300 million and $400 million in a 30,000-t/yr lithium carbonate plant (Moores, 2009a). New World Resource Corp. announced it had acquired the Pastos Grandes brine property in southwestern Bolivia and initiated a brine sampling program. Further testing was planned for 2010 (New World Resource Corp., 2010).

Canada.—Tantalum Mining Corp. of Canada Ltd. (a subsidiary of Hudson Bay Mining and Smelting Co.), which had operated a spodumene mine and concentrating plant at Bernic Lake, Manitoba, on a commercial scale since 1986, suspended operations in September owing to the reduction in demand for spodumene concentrates in the ceramics and glass sector (Industrial Minerals, 2009e). Its most recent reported spodumene concentrate production capacity was 24,000 t/yr (Cabot Corp., 2002).

GlobeStar Mining Corp. estimated mineral resources of its pegmatite deposit near Moblan, Quebec, and predicted spodumene concentrate production of 22,000 t/yr. Exploration continued in 2009 (GlobeStar Mining Corp., undated).

Canada Lithium Corp. was evaluating the possibility of reopening the Quebec Lithium property–an underground mine, surface concentration plant, and chemical plant that operated from 1955 to 1965 and produced lithium carbonate, lithium chloride, lithium hydroxide monohydrate, and spodumene

44.4 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2009

concentrate. Canada Lithium signed a marketing agreement with Mitsui and Co. Ltd. of Japan for exclusive rights to market the company's lithium in China, Japan, and the Republic of Korea. The company also completed a prefeasibility study indicating that the property had the potential to produce approximately 19,300 t/yr of battery-grade lithium carbonate (Canada Lithium Corp., 2010, p. 10).

Channel Resources Ltd. acquired the Fox Creek lithium brine project in Alberta from Polaris Capital Ltd. and initiated a brine sampling program. A previous study of the area by the Government of Alberta indicated potentially economic concentrations of lithium in the aquifer, comparable with those of the brine found in Clayton Valley, NV (Channel Resources Ltd., 2010, pg. 2–4). Lithium One completed two pegmatite drilling programs at its James Bay lithium project in Quebec (Lithium One, Inc., 2010, p. 11).

Chile.—With a reported 31% of the world lithium market, SQM reported a downturn in revenues from its lithium products as a result of the global economic slowdown in 2009. Sales volume, at 21,300 t, was 24% lower than in 2008, and the value of sales declined by 32% to $117.8 million. SQM's lithium carbonate production capacity was 42,000 t/yr, and its lithium hydroxide capacity was 6,000 t/yr in 2009; lithium capacity utilization rate was 57% (de Solminihac, 2010, p. 16; Sociedad Química y Minera de Chile S.A., 2010, p. 34, 55).

Total lithium carbonate production capacity for Chemetall Foote's operations in Chile and the United States increased to 31,000 t/yr in 2009. Production capacity was planned to increase to 33,000 t/yr by 2010; 40,000 t/yr by 2015; and 50,000 t/yr by 2020. Further increases to 65,000 t/yr would depend on market conditions. In addition, Chemetall planned to increase lithium hydroxide production capacity to 5,000 t/yr by 2010; 10,000 t/yr by 2015; and 15,000 t/yr by 2020 depending on market conditions. The company used lithium carbonate from Chile as feedstock for some of its downstream chemical production in Germany, Taiwan, and the United States. Chemetall reported a 50% share of the global market for its lithium products, with lithium carbonate accounting for 30% of the global market (Haber, 2009, p. 11; Industrial Minerals, 2009a; Haber, 2010, p. 14).

China.—China was the only country that continued to produce large quantities of lithium carbonate from both domestic and imported spodumene. Domestic lithium mineral concentrates were thought to be low grade and were most likely used in glass and ceramic applications. Higher grade spodumene concentrates imported from Australia were generally used in the production of battery-grade lithium carbonate. Ronghui (Jiangsu Province), Sichuan Tianqi Lithium Industries, Inc. (Sichuan Province), and Xinjiang Non-Ferrous Metals Industry Group, Ltd. (Xinjiang Province) were 80% to 100% reliant on Australian spodumene. Current lithium carbonate production capacity in China from minerals was estimated to be 41,000 t/yr; however, 2009 production was estimated to be about 15,500 t, well below capacity. Additional lithium carbonate was imported into China from Argentina and Chile. Lithium minerals were estimated to contain 35% of China's lithium reserves, while lithium brines were estimated to contain the remaining 65% of the reserves (Baylis, 2009, p. 6–7, 11, 13; Roskill Information Services Ltd., 2009, p. 89–91).

Chinese brine producers continued to have production problems in 2009, resulting in lithium output falling below expectations. The Tibet Lithium New Technology Development Co. had operated a 5,000-t/yr lithium carbonate plant at the Zabayu Salt Lake in western Tibet since 2005, with production capacity expected to eventually increase to 20,000 t/yr. CITIC Guoan Lithium Science & Technology Co., Ltd.'s 35,000-t/yr lithium carbonate plant (currently operating at a rate of 5,000 t/yr) was brought online in 2007 at the Taijinaier Salt Lake in Qinghai Province and was the largest lithium carbonate plant in China. In 2009, CITIC formed a joint venture with Chengdu Chemphys Chemical Industry Co., Ltd. of Sichuan, and signed a letter of intent with Japan's Toyota Tsusho to provide battery-grade lithium carbonate (Tahil, 2007, p. 10, 13; Baylis, 2010, p. 19). Qinghai Salt Lake Industry Group Co., Ltd. operated a 3,000-t/yr lithium carbonate plant at the Dongtai Salt Lake in Qinghai Province. Production capacity was expected to eventually increase to 20,000 t/yr. Total lithium carbonate production in 2009 from these three brine operations was estimated to be 4,100 t, well below their total capacity of 13,000 t/yr. Qinghai Salt Lake Lanke Lithium Industry Co., Ltd. completed construction of a 10,000-t/yr lithium carbonate project in the Chaerhan Salt Lake zone in Qinghai Province and produced 400 t of lithium carbonate in 2009 (Baylis, 2009, p. 11; Baylis, 2010, p. 19).

Finland.—In 2008, Norwegian mining company Nordic Mining ASA purchased a controlling stake in Finnish spodumene mining company Keliber Oy. The company then acquired a lithium deposit in the Lantta area of western Finland and planned to establish a 4,000-t/yr lithium carbonate plant, with production scheduled to begin in 2010. In 2009, Nordic investigated other lithium deposits surrounding the Lantta mine. When production begins, Nordic was expected to be the first European producer of lithium carbonate from domestic ore (Industrial Minerals, 2008; Nordic Mining ASA, 2010, p. 16).

Korea, Republic of.—As part of the Republic of Korea's effort to secure stable long-term supplies of lithium for its growing automobile, battery, and electronics industries, the Government partnered with key companies in the Republic of Korea, including POSCO and SK Energy, to acquire lithium from a broad range of sources and countries. In 2009, the Government of the Republic of Korea obtained technology to extract lithium from sea water. In early 2010, the Government signed an agreement with POSCO and the Korea Institute of Geoscience and Mineral Resources to conduct joint research and build a pilot plant for the commercial production of lithium from sea water. Construction was scheduled to be completed by 2014 (Moores, 2010a; Korea.net, 2010).

Serbia.—Jadarite, a new mineral species discovered in 2004 by Rio Tinto plc (London, United Kingdom) at Jadar was found to contain a high percentage of lithium oxide. In 2009, Rio Tinto announced plans to start lithium carbonate production in approximately 2015 and considered further development (Industrial Minerals, 2009c).

LITHIUM—2009 [ADVANCE RELEASE] 44.5

Outlook

The amount of lithium consumed globally for use in batteries increased by more than 20% per year during the past few years, although growth was less in 2009 owing to the global economic downturn. Demand for lithium-ion batteries appears to have the greatest potential for growth. Global sales of these rechargeable batteries were estimated to be $7.7 billion in 2009, with sales projected to increase by 13% per year to nearly $12 billion by 2013 (Credit Suisse Group AG, 2009). Other lithium end uses were increasing also but at lower rates than batteries. Roskill (2009, p. 156) indicated that annual growth in lithium consumed for pharmaceuticals had averaged 17% from 2000 to 2008, while lithium consumed for continuous casting and greases had 8-year growth rates of 8% and 6%, respectively. Roskill estimated that total world lithium consumption would increase to approximately 27,600 t in 2013, an increase of 48% from Roskill's consumption estimate for 2009 (Baylis, 2010, p. 13).

What was apparent in 2009 and will likely continue in the future was the tendency for Asian technology companies to invest in the development of lithium operations in other countries to ensure a stable supply of lithium for their battery industries. With lithium carbonate being one of the lowest cost components of a lithium-ion battery, the issue to be addressed was not cost difference or production efficiency but supply security attained by acquiring lithium from a number of different lithium sources (Moores, 2010b).

Research in nanotechnology, the understanding and control of matter at dimensions of approximately 1 to 100 nanometers, has advanced lithium-ion battery technology and further improvements are probable. By altering the nanostructures of the lithium-ion battery's anode and cathode, researchers have been able to increase battery storage capacity, output power, lifespan, and stability, while decreasing the time required to charge the battery (Harrop, 2008). Used in power tools, nanotechnology has enabled lithium-ion batteries to provide power surges of up to 10 times that of conventional lithium-ion batteries (Bullis, 2008). In hybrid vehicles, power surges from lithium-ion batteries enable a vehicle to accelerate faster than with other batteries of the same size (Pontin, 2007). A promising new technology, the lithium metal-air battery, may be capable of delivering 10 times more energy density than today's best lithium-ion technology, effectively offering the same energy density as gasoline. Development of lithium metal-air battery technology was expected to take between 5 and 10 years (Luoma, 2009).

Increased use of larger lithium-ion batteries can be attributed in part to use in heavy-duty power tools because lithium-ion batteries are continuously replacing nickel-cadmium batteries in power tools despite the current economic downturn and the somewhat higher prices that lithium-ion battery power tools generally command (Rockwood Holdings, Inc., 2009). According to a leading manufacturer of power tools, 70% of all cordless power tools in Europe were powered by lithium-ion batteries in 2009. The manufacturer expected lithium-ion power tools to account for 90% of the cordless power tool market by 2011 (Hartung, 2010).

Most global automobile manufacturers have announced plans to use lithium-ion batteries in current and future generations of HEVs, PHEVs, and EVs, in order of expected market entry. HEVs, PHEVs and EVs with lithium-ion batteries from companies such as BYD Co., Ltd. (China), Daimler AG (Germany), and Tesla Motors, Inc. (United States) saw limited release in 2009. Lithium-ion HEVs, PHEVs, and EVs are scheduled for release in 2010 by General Motors Company, Hyundai Group, Mitsubishi Motors Corp., Nissan Motor Company, Ltd., Toyota Motor Corp., and Volkswagen Group. Major automobile manufacturers have also formed partnerships with established battery manufacturers to build battery plants for hybrid vehicles and begin mass production of lithium-ion batteries. The worldwide market for lithium-ion batteries used in transportation was expected to increase to approximately $8 billion by 2015 from $876 million in 2010, largely fueled by government subsidies and incentives (Pike Research, 2009).

Pike Research indicated that utility-scale applications would be the downstream beneficiaries of the widespread research and innovation on lithium-ion battery development for the transportation sector. Of 11 competing energy storage technologies analyzed by Pike Research, lithium-ion batteries were forecast to be the fastest growing category for utility-scale applications, growing to a $1.1 billion worldwide business by 2018 (Reuters, 2009).

The use of lithium-ion batteries in HEVs, PHEVs, and EVs could greatly increase demand for lithium. As demand and prices rise, spodumene and other lithium resources that had been considered uneconomic might once again yield economically feasible raw materials for the production of lithium carbonate. New lithium mineral operations under development throughout the world in 2009 specifically to produce battery-grade lithium carbonate demonstrated a renewed interest in lithium exploration and development.

References Cited

American Lithium Minerals, Inc., 2009a, American Lithium Minerals Inc. signs agreement to acquire 100% of Montezuma lithium minerals claims: Ft. Lauderdale, FL, American Lithium Minerals Inc. press release, May 4, 1 p.

American Lithium Minerals, Inc., 2009b, American Lithium Minerals Inc. starts work on lithium claims: Henderson, NV, American Lithium Minerals Inc. press release, September 23, 1 p.

Baylis, Robert, 2009, From Zhejiang to Zabuye—China's mountainous path to a self-sufficient, integrated, lithium industry: Lithium Supply & Markets 2009, 1st, Santiago, Chile, January 26–28, 2009, Presentation, 26 p.

Baylis, Robert, 2010, The lithium market—2009 review and outlook: Lithium Supply & Markets 2010, 2d, Las Vegas, NV, January 26–28, 2010, Presentation, 28 p.

Bray, E.L., 2010, Aluminum: U.S. Geological Survey Mineral Commodity Summaries 2010, p. 16–17.

Bullis, Kevin, 2008, An electrifying startup: Technology Review, Inc., v. 3, no. 3, May/June, p. 68–71.

Cabot Corp., 2002, Spodumene ore: Boston, MA, Cabot Corp., 4 p. (Accessed December 10, 2008, at http://www.cabot-corp.com/wcm/download/en-us/sp/SPODUMENEORE.pdf.)

Canada Lithium Corp., 2010, Annual report 2009: Toronto, Ontario, Canada, Canada Lithium Corp., 50 p.

Channel Resources Ltd., 2010, First quarter interim report for the three month period ended December 31, 2009: Vancouver, British Columbia, Canada, Channel Resources Ltd., 35 p. (Accessed June 4, 2010, at http://www.channelresources.ca/s/FinancialStatements.asp.)

Credit Suisse Group AG, 2009, Bright outlook for lithium-ion batteries and liquid crystal displays owing to rising demand for portable devices: Zurich, Switzerland, Credit Suisse Group AG, October 14. (Accessed February 11, 2010, at http://emagazine.credit-suisse.com/app/_customtags/download_tracker.cfm?logged=true&dom=emagazine.credit-suisse.com&doc=/data/_product_documents/_articles/270218/Battery LCD Inv Idea Oct 09_e_final.pdf&CFID=551430&CFTOKEN=62444344.)

44.6 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2009

Department of Mines and Petroleum, 2009, Western Australian Mineral and Petroleum Statistics Digest 2008–09: West Perth, Australia, Government of Western Australia, Department of Mines and Petroleum, 76 p.
Department of Mines and Petroleum, 2010, Western Australian Mineral and Petroleum Statistics Digest 2009: West Perth, Australia, Government of Western Australia, Department of Mines and Petroleum, 48 p.
de Solminihac, Patricio, 2010, SQM view of the lithium industry: Lithium Supply & Markets 2010, 2d, Las Vegas, NV, January 26–28, 2010, Presentation, 21 p.
Evans, Keith, 2009, The future of electric vehicles—Setting the record straight on lithium availability: Journal of Energy Security, August 27. (Accessed August 27, 2009, at http://www.ensec.org/index.php?option=com_content&view=article&id=213:the-future-of-electric-vehicles-setting-the-record-straight-on-lithium-availability&catid=98:issuecontent0809&Itemid=349.)
FMC Corp., 2008, FMC lithium announces grand opening of new battery R&D facility: Philadelphia, PA, FMC Corp. press release, September 10, 1 p.
FMC Lithium, 2009, FMC lithium improves global reach of butyllithium operations: Charlotte, NC, FMC Lithium press release, July 16, 2 p.
Galaxy Resources Ltd., 2010, Annual financial report—Six months ended 31 December 2009: West Perth, Australia, Galaxy Resources Ltd., 60 p.
Geoscience Australia, 2009, Australia's identified mineral resources 2009: Canberra, Australia, Australian Government, Geoscience Australia, 105 p.
GlobeStar Mining Corp., [undated], Moblan: Toronto, Ontario, Canada, GlobeStar Mining Corp. (Accessed April 6, 2009, at http://www.globestarmining.com/SiteResources/ViewContent.asp?DocID=235&v1ID=&RevID=437&lang=1.)
Haber, Steffen, 2009, Chemetall—The lithium company: Lithium Supply & Markets 2009, 1st, Santiago, Chile, January 26–28, 2009, Presentation, 30 p.
Haber, Steffen, 2010, Chemetall—The lithium company: Lithium Supply & Markets 2010, 2d, Las Vegas, NV, January 26–28, 2010, Presentation, 20 p.
Hamilton, Tyler, 2009, Lithium battery recycling gets a boost: Technology Review, August 12. (Accessed August 13, 2009, at http://www.technologyreview.com/energy/23215.)
Harrop, Peter, 2008, Progress with lithium batteries—USA/France/Japan: Printed Electronics World, April 22. (Accessed May 16, 2008, at http://www.idtechex.com/printedelectronicsworld/articles/progress_with_lithium_batteries_usa_france_japan_00000898.asp.)
Hartung, Stefan, 2010, Market share gains in a declining market: Leinfelden, Germany, Robert Bosch GmbH press conference, April 29, 2 p.
Hoffman, Andy, and Keenan, Greg, 2010, Magna buys stake in small lithium miner: The Globe and Mail [Toronto, Ontario, Canada], January 7. (Accessed February 20, 2010, via http://www.theglobeandmail.com/.)
Industrial Minerals, 2008, Nordic unveils Li plans and rutile ambition: Industrial Minerals, no. 493, October, p. 11.
Industrial Minerals, 2009a, Chemetall plans lithium boost: Industrial Minerals, July 3. (Accessed August 2, 2009, via http://www.indmin.com/.)
Industrial Minerals, 2009b, IM prices: Industrial Minerals, no. 507, December, p. 69.
Industrial Minerals, 2009c, Rio lithium/borates by 2015: Industrial Minerals, August 27. (Accessed August 31, 2009, via http://www.indmin.com/.)
Industrial Minerals, 2009d, Talison ups spodumene prices: Industrial Minerals, November 13. (Accessed November 13, 2009, via http://www. indmin.com/.)
Industrial Minerals, 2009e, TANCO closes spodumene mine: Industrial Minerals, September 18. (Accessed September 18, 2009, via http://www.indmin.com/.)
Industrial Minerals, 2010a, Argentine lithium starts up: Industrial Minerals, February 4. (Accessed February 4, 2010, via http://www.indmin.com/.)
Industrial Minerals, 2010b, Toyota funds Argentina lithium: Industrial Minerals, January 20. (Accessed January 20, 2010, via http://www.indmin.com/.)
Jackson, Daniel, 2010, Could Bessemer City hold key to putting Americans in electric vehicles?: Gaston [AL], Gazette, March 16. (Accessed March 18, 2010, at http://www.gastongazette.com/articles/hold-44894-americans-key.html.)
Korea.net, 2010, Land ministry builds plant to get lithium from sea water: Korean Culture and Information Service, February 9. (Accessed February 16, 2010, at http://korea.net/detail.do?guid=43527.)
Lithium Americas Corp., 2010, Prospectus: Toronto, Ontario, Canada, Lithium Americas Corp., 150 p.
Lithium One Inc., 2010, Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2009: Toronto, Ontario, Canada, Lithium One Inc., 26 p. (Accessed May 20, 2010, at http://www.lithium1.com/pdfs/Lithium One Inc MDA December 31 2009 FINAL.pdf.)
Luoma, Jon, 2009, The challenge for green energy—How to store excess electricity: Yale Environment 360, July 13. (Accessed July 15, 2009, at http://www.e360.yale.edu/content/feature.msp?id=2170.)
Metal-Pages, 2009, Rodinia Minerals set to acquire lithium project in Argentina: Teddington, United Kingdom, Metal-Pages, November 2. (Accessed November 2, 2009, via http://www.metal-pages.com/.)
Moores, Simon, 2009a, Behind Bolivia's lithium: Industrial Minerals, no. 504, September, p. 68–69.
Moores, Simon, 2009b, Price cuts give lithium rude awakening: Industrial Minerals, no. 506, November, p. 14.
Moores, Simon, 2010a, Industrial giants invest in lithium: Industrial Minerals, no. 509, February, p. 13.
Moores, Simon, 2010b, Lithium's clay play: Industrial Minerals, no. 511, April, p. 36–39.
Moores, Simon, 2010c, Simbol nears geothermal brine breakthrough: Industrial Minerals, no. 508, January, p. 50–51.
New World Resource Corp., 2010, Pastos Grandes, lithium brine project, Bolivia: Vancouver, British Columbia, Canada, New World Resource Corp. (Accessed May 1, 2010, at http://www.newworldresource.com/s/PastosGrandes.asp.)
Nordic Mining ASA, 2010, Q4–2009 presentation—Quarterly presentation: Oslo, Norway, Nordic Mining ASA, February 24, 20 p.
North American Mineral News, 1998, FMC closes Cherryville spodumene—Bessemer City plant now importing Argentine Li_2CO_3: North American Minerals News, no. 37, March, p. 4.
Pike Research, 2009, Lithium Ion batteries for electric vehicles to approach $8 billion in sales by 2015: Boulder, CO, Pike Research press release, December 3, 2 p.
Platts Metals Week, 2009, Nippon Mining seeks to source lithium from recycled batteries: Platts Metals Week, v. 80, no. 36, September 7, p. 2.
Pontin, Jason, 2007, A new battery takes off in a race to electric cars: The New York Times, March 11. (Accessed April 16, 2008, at http://www.nytimes.com/2007/03/11/business/yourmoney/11stream.html?sq=a new battery takes off in a race to electric cars&st=nyt&scp=1&pagewanted=all.)
Reuters, 2009, Lithium ion batteries to become a $1 billion segment of the stationary energy storage industry, says Pike Research: Reuters, October 21. (Accessed October 21, 2009, at http://www.reuters.com/article/idUS86023+21-Oct-2009+BW20091021.)
Rockwood Holdings, Inc., 2009, Q4 2008 Rockwood Holdings, Inc. earnings conference call: Princeton, NJ, Rockwood Holdings, Inc., February 18. (Accessed March 2, 2009, at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=176470&eventID=2069738.)
Rockwood Holdings, Inc., 2010, Annual report 2009: Princeton, NJ, Rockwood Holdings, Inc., 173 p.
Rodinia Minerals Inc., 2009a, Company signs agreement to acquire 100% interest in Nevada property adjacent to the only lithium producer in the U.S.: Toronto, Ontario, Canada, Rodinia Minerals Inc. press release, February 27.
Rodinia Minerals Inc., 2009b, Rodinia Minerals Inc. to commence new drill program at Clayton Valley and completes gravity survey: Toronto, Ontario, Canada, Rodinia Minerals Inc. press release, December 8.
Roskill Information Services Ltd., 2009, The economics of lithium (11th ed.): London, United Kingdom, Roskill Information Services Ltd., 324 p.
SBI Reports, 2009, SBI Energy white paper—Advanced storage battery market—From hybrid/electric vehicles to cell phones: Rockville, MD, SBI Reports, October, 10 p. (Accessed February 21, 2010, at http://www.sbireports.com/docs/SBI_AdvancedStorageBatteryMarketWhitePaper_October2009.pdf.)
Sociedad Química y Minera de Chile S.A., 2010, Annual report 2009: Santiago, Chile, Sociedad Química y Minera de Chile S.A., 152 p.
Tahil, William, 2007, The trouble with lithium: Martainville, France, Meridian International Research, January, 22 p. (Accessed May 5, 2008, at http://www.meridian-int-res.com/Projects/Lithium_Problem_2.pdf.)
Talison Lithium Ltd., 2010, About us: Perth, Australia, Talison Lithium Ltd. (Accessed May 14, 2010, at http://www.talisonlithium.com/about-us.aspx.)
Tran, Alison, 2010, Lithium price pressure builds: Industrial Minerals, no. 508, January, p. 10.
U.S. Department of Energy, 2009a, Obama administration awards first three auto loans for advanced technologies to Ford Motor Company, Nissan Motors and Tesla Motors: Washington, DC, U.S. Department of Energy press release, June 23. (Accessed July 5, 2009, at http://www.energy.gov/news/7544.htm.)

LITHIUM—2009 [ADVANCE RELEASE] 44.7

U.S. Department of Energy, 2009b, President Obama announces $2.4 billion in grants to accelerate the manufacturing and deployment of the next generation of U.S. batteries and electric vehicles: Washington, DC, U.S. Department of Energy press release, August 5. (Accessed August 18, 2009, at http://www.energy.gov/news/7749.htm.)
U.S. Department of Energy, 2009c, Secretary Chu announces $620 million for smart grid demonstration and energy storage projects: Washington, DC, U.S. Department of Energy press release, November 24. (Accessed December 2, 2009, at http://www.energy.gov/news/8305.htm.)
U.S. Department of Energy, 2009d, US Energy Secretary Chu announces $528 million loan for advanced vehicle technology for Fisker Automotive: Washington, DC, U.S. Department of Energy press release, September 22. (Accessed September 28, 2009, at http://www.energy.gov/news/8050.htm.)
Western Lithium Canada Corp., 2009, Western Lithium commences additional drilling in Nevada to support long term lithium carbonate production: Vancouver, British Columbia, Canada, Western Lithium Canada Corp. press release, September 9, 1 p.
Western Lithium Canada Corp., 2010, Western Lithium's positive scoping study results support major USA based lithium production: Vancouver, British Columbia, Canada, Western Lithium Canada Corp. press release, January 12, 11 p.

GENERAL SOURCES OF INFORMATION

U.S. Geological Survey Publications

Lithium. Ch. in Mineral Commodity Summaries, annual.
Lithium, Cesium, and Rubidium—The Rare Alkali Metals. Ch. in United States Mineral Resources, Professional Paper 820, 1973.
Lithium. International Strategic Minerals Inventory Summary Report, Circular 930–I, 1990.
Lithium Resources and Requirements by the Year 2000. Professional Paper 1005, 1976.

Other

Chemical Market Reporter, weekly.
Chemical Week, weekly.
Engineering and Mining Journal, monthly.
European Chemical News, monthly.
Industrial Minerals, monthly.
Lithium. Ch. in Minerals Facts and Problems, U.S. Bureau of Mines Bulletin 675, 1985.
Lithium. U.S. Bureau of Mines Information Circular 9102, 1986.
Roskill Information Services Ltd.

TABLE 1
SALIENT LITHIUM STATISTICS[1]

(Metric tons of contained lithium)

	2005	2006	2007	2008	2009
United States:					
Production	W	W	W	W	W
Exports[2]	1,720	1,500	1,440	1,450	919
Imports[2]	3,580	3,260	3,140	3,160	1,890
Consumption[e]	2,500	2,500	2,400	2,300	1,300
Rest of world, production[3]	21,500 [r]	24,300 [r]	25,400 [r]	25,800 [r]	18,800 [e]

[e]Estimated. [r]Revised. W Withheld to avoid disclosing company proprietary data.
[1]Data are rounded to no more than three significant digits.
[2]Compounds. Source: U.S. Census Bureau.
[3]Mineral concentrate and lithium carbonate.

44.8 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2009

TABLE 2

U.S. EXPORTS OF LITHIUM CHEMICALS, BY COMPOUND AND COUNTRY[1]

Compound and country	2008 Gross weight (metric tons)	2008 Value[2] (thousands)	2009 Gross weight (metric tons)	2009 Value[2] (thousands)
Lithium carbonate:				
Australia	52	$373	11	$88
Canada	164	611	157	662
Germany	561	3,490	576	3,970
India	37	157	37	238
Japan	1,290	7,710	--	--
Korea, Republic of	100	678	80	514
Kuwait	--	--	42	831
Malaysia	117	693	--	--
Mexico	--	--	20	175
United Kingdom	313	1,160	53	241
Other	26	109	19	83
Total	2,660	15,000	995	6,800
Lithium carbonate, U.S.P.:[3]				
Australia	--	--	13	75
India	12	130	6	166
Mexico	20	4	--	--
United Kingdom	15	137	(4)	9
Other	10	533	11	76
Total	57	804	30	326
Lithium hydroxide:				
Argentina	146	1,600	65	556
Australia	41	313	64	478
Canada	107	446	90	438
China	123	867	37	345
Colombia	74	510	63	521
Egypt	58	394	73	493
Germany	996	5,860	397	2,490
India	267	1,500	81	436
Japan	2,210	16,400	1,870	14,200
Korea, Republic of	268	2,100	249	1,750
Mexico	70	584	68	322
Netherlands	230	1,250	99	535
Peru	17	126	6	40
Russia	315	1,680	63	348
Saudi Arabia	55	388	89	742
Singapore	53	344	21	318
South Africa	79	824	77	690
Taiwan	85	588	56	357
Thailand	240	1,590	155	933
United Kingdom	102	1,620	673	4,380
Venezuela	56	496	78	704
Vietnam	30	229	24	180
Other	58	959	10	347
Total	5,680	40,700	4,400	31,600

-- Zero.

[1]Data are rounded to no more than three significant digits; may not add to totals shown.

[2]Free alongside ship values.

[3]Pharmaceutical-grade lithium carbonate.

[4]Less than ½ unit.

Source: U.S. Census Bureau.

LITHIUM—2009 [ADVANCE RELEASE] 44.9

TABLE 3

U.S. IMPORTS FOR CONSUMPTION OF LITHIUM CHEMICALS BY COMPOUND AND COUNTRY[1]

	2008		2009	
Compound and country	Gross weight (metric tons)	Value[2] (thousands)	Gross weight (metric tons)	Value[2] (thousands)
Lithium carbonate:				
Argentina	7,300	$33,600	6,220	$29,700
Chile	8,110	34,400	2,900	11,400
China	14	75	107	454
Other	7 r	122 r	26	269
Total	15,400	68,200	9,250	41,900
Lithium carbonate, U.S.P., Chile[3]	341	1,890	--	--
Lithium hydroxide:				
Chile	816	5,410	510	3,070
China	279	1,480	306	1,440
Germany	2	27	13	526
India	20	187	28	188
Japan	7	131	15	81
Norway	24	54	21	54
Romania	3	17	--	--
United Kingdom	11	58	37	201
Other	2 r	39 r	2	30
Total	1,160	7,400	932	5,580

rRevised. -- Zero.

[1]Data are rounded to no more than three significant digits; may not add to totals shown.

[2]Customs value.

[3]Pharmaceutical-grade lithium carbonate.

Source: U.S. Census Bureau.

TABLE 4

LITHIUM MINERALS AND BRINE: WORLD PRODUCTION, BY COUNTRY[1, 2]

(Metric tons)

Country[3]	2005	2006	2007	2008	2009e
Argentina:[4]					
Lithium carbonate	7,288	8,228	8,863	9,984 r	7,000
Lithium chloride	8,416	8,336	8,828 r	7,800	5,500
Australia, spodumene	173,635	222,101	192,277	239,528 r	200,000
Brazil, concentrates	8,924	8,585	7,991	8,000 e	8,000 p
Canada, spodumene[e, 5]	22,500	22,500	22,500	22,000	10,000
Chile:[4]					
Lithim carbonate from subsurface brine	43,091 r	46,241 r	51,292 r	48,469 r	25,154 [6]
Lithium chloride	681	1,166	4,185	4,362 r	2,397 [6]
Lithium hydroxide	504	3,794	4,160	4,050	2,987 [6]
China, carbonate[e]	15,000	15,000	16,000	17,500	20,000
Portugal, lepidolite	26,185	28,497	34,755	-- r	--
United States, subsurface brine	W	W	W	W	W
Zimbabwe, amblygonite, eucryptite, lepidolite, petalite, and spodumene[e]	37,499 [6]	30,000	30,000	25,000	20,000

eEstimated. pPreliminary. rRevised. W Withheld to avoid disclosing company proprietary data. -- Zero.

[1]Table includes data available through March 20, 2010.

[2]Estimated data are rounded to no more than three significant digits.

[3]In addition to the countries listed, other nations may produce small quantities of lithium minerals, but output is not reported, and no valid basis is available for estimating production levels.

[4]New information was available from Argentine and Chilean sources, prompting major revisions in how lithium production was reported.

[5]Based on all Canada's spodumene concentrates (Tantalum Mining Corp. of Canada Ltd.'s Tanco property).

[6]Reported figure.

44.10 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2009

EXHIBIT C

USGS
science for a changing world

2009 Minerals Yearbook

IODINE [ADVANCE RELEASE]

U.S. Department of the Interior
U.S. Geological Survey

February 2011

IODINE

By Marc A. Angulo

Domestic survey data and tables were prepared by Cheryl J. Crawford, statistical assistant, and the world production table was prepared by Lisa D. Miller, international data coordinator.

Iodine production and apparent consumption in the United States decreased in 2009 compared with that of 2008. Data for production and apparent consumption were withheld to avoid disclosing company proprietary data. Reported consumption by producers and consuming industries was 4,550 metric tons (t) in 2009 compared with 4,590 t in 2008. Crude and sublimed iodine exports increased to 1,160 t valued at $22.9 million in 2009 compared with 950 t valued at $17.4 million in 2008. Imports of crude iodine decreased to 5,190 t valued at $133 million in 2009 compared with 6,300 t valued at $144 million in 2008. World production, excluding United States production, was estimated to be 28,500 t in 2009 compared with 26,500 t in 2008.

Legislation and Government Programs

After a 1-year trial period and extensive study of health effects, the U.S. Environmental Protection Agency (EPA) approved the restricted use of the soil fumigant iodomethane (methyl iodide) as an alternative to the ozone depleting methyl bromide. In May, the EPA concluded its reevaluation of the fumigant and mandated regulations on all users. Under the regulations effective September 2008, companies must provide training for employees and satisfy risk mitigation requirements set by the EPA. Respirators or ducted fan and blower systems must be used by workers applying the fumigant. Tarps must be placed over treated fields, and buffer zones must be established around fields where the fumigant will be applied. Use of the fumigant is prohibited within a specified distance from such sites as day care facilities, nursing homes, prisons, and schools. Methyl iodide can be used to control insects, nematodes, plant pathogens, and weeds and may be used on crops and plants such as ornamentals, peppers, strawberries, tomatoes, trees, turf, and vines. Field tests were underway in Washington to determine if the climate—weak sunlight intensity and cooler temperatures—reduced the dissipation of the fumigant, leading to a risk of overexposure (Chemical and Engineering News, 2008; U.S. Environmental Protection Agency, 2009).

Production

The U.S. Geological Survey derived domestic production data for iodine from a voluntary canvass of two U.S. operations (table 1). U.S. production decreased slightly in 2009 from that of 2008. Data were withheld to avoid disclosing company proprietary data.

IOCHEM Corp. (a subsidiary of Toyota Tsusho America, Inc.) produced iodine near Vici, Dewey County, OK. Woodward Iodine Corp. (owned by Ise Chemical Corporation of Japan) produced iodine near Woodward, Woodward County, OK.

Iofina plc (United Kingdom) completed development of its Atlantis prospect in northern Montana, which included drilling its first production well, construction of iodine and gas separation buildings, and laying a 9-mile long gas pipeline extension. Iofina commenced continuous iodine production in late July. The prospect consists of sodium chloride brine with high concentrations of iodine, located between two major biogenic gas fields. The company was also considering development of its Triton prospect, a 30,000-acre site located in southern Montana (Iofina plc, 2008a; 2009a, p. 1). By implementing its Wellhead Extraction Technology (WET), a method that is expected to reduce operating costs and capital expenditures, Iofina contended that both locations would prove to be economically successful (Iofina plc, 2008b; 2009a, p. 3). In August 2009, Iofina acquired Kentucky-based H&S Chemical with the intent to produce and sell iodine derivatives based on its iodine production (ICIS Chemical Business, 2009).

Consumption

U.S. apparent consumption of iodine, which is withheld to avoid disclosing company proprietary data, decreased by 20% in 2009 from that of 2008. Reported consumption by consuming industries was 4,550 t in 2009 compared with 4,590 t in 2008. Accurate end-use statistics are difficult to gather since domestic and imported iodine were used to produce many intermediate iodine compounds, usually by downstream manufacturers. However, 18 of the 22 companies to which a survey form was sent responded to the annual or preliminary surveys, representing 81% of the total consumption by major domestic users of iodine (tables 1, 2).

Uses for iodine in manufacturing decreased by 1% in 2009 compared with those of 2008 (table 2). Production of crude iodine and iodophors decreased by 27% and 31%, respectively, and potassium iodide (KI) production decreased by about 59%. Increased use of crude iodine was reported by several companies. Two companies accounted for the bulk of the decrease in use of iodine for iodophors. One company accounted for the decrease in use of iodine for KI. Other inorganic and organic iodine compounds increased in tonnage.

Specifications

Biocides and Disinfectants.—Since iodine is one of the most effective medical antiseptics available, it was used in biocides

IODINE—2009 [ADVANCE RELEASE] 36.1

and disinfecting chemicals. Iodophors, chemical complexes designed to carry large amounts of iodine which are highly water soluble, were incorporated into disinfectants for use in dairies, food processing plants, hospitals, and laboratories. The iodophor, polyvinyl pyrrolidinone-iodine (PVP), was used owing to its bactericidal, fungicidal, germicidal, and general disinfecting properties. The National Aeronautics and Space Administration (NASA) uses iodine in its water disinfection process on all manned space flights and in the international space station. Iodine is a cost-efficient, effective, and simple means of water disinfection.

Catalyst.—Iodine catalysts were used to manufacture acetic acid and synthetic rubbers. Acetic acid was used in the manufacture of certain adhesives, dyes, pharmaceuticals, plastics, surface coating, and vinegar. Iodine is employed in the production of acetic acid using the Monsanto process. Catalysts were generally recycled and reused in new processes.

Chemicals.—Iodine is used as a stabilizer in the manufacture of nylon for tire cord and carpets and for converting resins, tall oil, and other wood products to a more stable form.

Nutrition.—Iodine was an essential component of thyroid hormones, which directly affect processes in the brain, muscles, heart, pituitary gland, and kidneys. Iodine deficiency causes goiter in adults, increased mortality and impaired cognitive development in children, and reproductive failure. Iodine deficiency disorder can be prevented by consuming about 150 milligrams of iodine per day for a human adult (Institute of Medicine of the National Sciences, 2006).

Owing to expanded salt iodization campaigns to reduce iodine deficiency, 70% of households in the developing world consumed iodized salt in 2009, compared with only 20% in 1990 (Micronutrient Initiative, 2009). Iodized salt is table salt mixed with a minute amount of iodate, KI, or sodium iodide. Bakers in Australia and Belgium are mandated by law to only use iodized salt in their bread to fight iodine deficiency in their countries (Drake, 2009; Expatica, 2009).

Pharmaceuticals.—Radiopaque agents, drugs that absorbs x rays, are used to help diagnose certain medical ailments and may contain iodine. Radiopaque-diagnosed medical problems include brain disorders, cardiac disease, central nervous system disorders, cerebrospinal fluid, disk disease, gastrointestinal (gall bladder) disorders, peritoneal disorders, splenic and portal vein disorders, urinary track disorders, and vascular disease. Potassium iodide was used as an expectorant in cough medicines. Hydriodic acid and KI were used in the synthesis of amphetamine, ethylamphetamine, and methamphetamine, which are regulated stimulants. The isotope I–131 was used to treat thyroid cancer and hyperthyroidism.

Other Uses.—Developments in digital imaging have produced electronic prints and overhead transparencies without the need for wet processing film. The majority of current feature films, however, were reliant on printed film for shooting since film provides higher image resolution. In the next decade, uses of iodine in films and processing may be limited to specialty film imaging as digital imagery technology for motion pictures improves and digital equipment and printers become more affordable.

Using iodine as a radiocontrast agent in x-ray imaging has been found to increase the risk of kidney failure and should be used with caution on patients with impaired kidney function (Tung, 2006). Barium sulphate, which was used primarily in digestive system imaging, can be used as an iodine substitute but is also known to cause complications. Many elements have higher atomic numbers than iodine; however, no other element has the chemical characteristics that allow iodine to form soluble compounds with low toxicity. It is these latter properties which make iodine-containing contrast media suitable for radiography.

Iodine is used for manufacturing iodine-adsorbed polyvinyl alcohol polarizing films for liquid crystal displays (LCD) for electronic equipment, including appliances, computers, digital cameras, personal handheld devices, and televisions. Polarizers are added to LCDs to enhance the light contrast between the screen and the liquid crystals, making the LCD more visible. These polarizers are usually made from stretched polyvinyl alcohol films that contain iodine.

Prices

Prices for iodine and its derivatives continued to increase in 2009. The average free alongside ship (f.a.s.) value for exported crude iodine in 2009 was $19.74 per kilogram, an increase from $18.30 per kilogram in 2008. The average declared cost, insurance, and freight (c.i.f.) value for imported crude iodine was $25.54 per kilogram in 2009, an increase from $22.90 per kilogram in 2008. The average declared c.i.f. value for iodine imported from Chile, the major source of imported iodine for the United States, was $26.59 per kilogram in 2009 compared with $23.57 per kilogram in 2008. The average declared c.i.f. value for imported crude iodine from Japan was $19.90 per kilogram in 2009, an increase from $19.40 per kilogram in 2008.

The price of crude crystal iodine, 99.5% minimum purity, in 50-kilogram drums delivered to the United Kingdom ranged from $28.50 to $30 per kilogram in January. In December, the price increased to $30.80 to $31.80 per kilogram (Industrial Minerals, 2009d, e).

Foreign Trade

Net trade is not easily defined since iodine was exported and imported in many forms other than elemental iodine and KI. Exports of crude iodine increased to 1,160 t with an f.a.s. value of $22.9 million in 2009 compared with 950 t valued at $17.4 million in 2008 (table 3). Exports of KI decreased to 126 t with an f.a.s. value of $2.7 million in 2009 compared with 568 t valued at $11.3 million in 2008. Imports of crude iodine decreased to 5,190 t with a c.i.f. value of $133 million in 2009 compared with 6,300 t valued at $144 million in 2008 (table 4). Imports of KI decreased to 259 t with a c.i.f. value of $6.0 million in 2009 compared with a total of 564 t valued at $12.1 million in 2008.

36.2 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2009

World Review

World production of iodine, excluding the United States, was estimated to be 28,500 t in 2009 compared with 26,500 t in 2008 (table 5). Chile was the world's leading producer of iodine, followed by Japan and the United States.

World consumption of iodine and its derivatives was estimated to be 25,500 t in 2009, a 13% decrease from 29,200 t in 2008. Production from Chile accounted for 53% of that tonnage; Japan accounted for 25%; and the United States accounted for 5%. Other producing countries accounted for 3% of the iodine supply, and iodine recycled in the manufacturing process accounted for 14% (Sociedad Química y Minera de Chile S.A., 2010a, p. 12). Human and animal health and nutrition represented 55% of iodine consumption in 2009, with x-ray contrast media, disinfectants, and LCD screen manufacture representing the other major end uses (Sociedad Química y Minera de Chile S.A., 2009, p. 16; 2010a, p. 12). Under the category for other or unknown applications, an estimated 16% of iodine consumption may be in industrial catalysts (Kanto Natural Gas Development Co., Ltd., undated).

The leading consuming region was Western Europe, with 39% of world consumption, followed by the North America with 24% of world consumption, China with 8%, Japan with 7%, and India with 6%. A breakout was not available for the remaining 16% of world consumption (Iofina plc, 2009b).

European Union.—The European Union announced that the 27 member countries are prohibited from using or selling iodine for the purpose of disinfecting drinking water after October 10, 2009 (Paddling Instructor, 2009). Iodinating water is considered a safe means of disinfection if consumed during short periods. However, according to the U.S. Center for Disease Control, chronic exposure to iodinated water may result in adverse health effects, and ingestion is not recommended by persons with thyroid disease or known iodine allergy or by pregnant women.

Chile.—Sociedad Química y Minera de Chile S.A. (SQM), the largest iodine producer in Chile, reported sales of 7,200 t of iodine and iodine derivatives valued at $190 million in 2009 compared with 10,500 t valued at $247 million in 2008. The decrease in sales was attributed to the global economic downturn, which adversely affected sales of biocides used in the automotive industries and construction (Sociedad Química y Minera de Chile S.A., 2010b). In response to the downturn, SQM announced the suspension of operations at its El Toco and Pampa Blanca mining facilities. In the event of a faster than expected recovery in the iodine market in the coming years, the company thinks its available inventory and installed capacity would allow it to respond rapidly (Sociedad Química y Minera de Chile S.A., 2010c). SQM estimated that it held 25% of the world market for iodine and its derivatives (Sociedad Química y Minera de Chile S.A., 2010a).

ACF Minera, the third leading iodine producer in Chile, started a new project at Algorta, Region II which was expected to replace its current operation at Lagunas, Region I (Industrial Minerals, 2009c).

Atacama Minerals Corp., a publicly held Canadian company operating the Aguas Blancas mine in northern Chile, commissioned an agitated leaching processing plant in late 2008 with the intent to increase production to 1,500 metric tons per year (t/yr) of iodine from 1,000 t/yr. The $26.5 million plant was expected to increase recovery of iodine to more than 75% from 55%, reduce processing time from several months to less than 24 hours (reducing the need for new heap-leach pad construction), and reduce water consumption by 25%. However, full startup had been delayed since the crushing and grinding section of the plant was inadequate to handle the higher than expected sodium sulfate levels found in the mine. In late 2009, the company announced plans to reconfigure the crushing and grinding circuit to adequately handle the various ore types and have the plant fully operational in 2011. To mitigate any loss of production during this transition, the company increased the amount of ore delivered to its heap-leach operations (Atacama Minerals Corp., 2008, 2009).

Turkmenistan.—Two new iodine operations were expected to become operational in Balkan Welayaty. A plant in Hazar, formerly Cheleken, was expected to produce 350 t/yr of iodine and a plant in Khazar Boyadag was expected to produce 300 t/yr of iodine (News Central Asia, 2009).

Outlook

The Chilean producers, which produced 53% of the global iodine supply in 2009, were operating near capacity and were expected to expand production in response to changes in demand. Prices continued to increase owing to an imbalance between supply and demand observed in 2008 and 2009 (Industrial Minerals, 2009b).

The economic slowdown experienced in most countries directly affected nylon production for the automotive industry, biocides in paints for construction, and polarizing films for LCDs. Demand in the health and human nutrition sectors remained steady during the economic downturn and were expected to remain steady throughout 2010. New applications in agrochemicals were expected to increase demand for iodine. SQM projected overall demand in these markets to normalize by the end of 2010 (Industrial Minerals, 2009a; Sociedad Química y Minera de Chile S.A., 2010a).

Demand in other segments of the iodine market was likely to be maintained. The water treatment market was expected to increase, with more growth anticipated in Asian areas. Expanding treatment of municipal water supplies could increase the demand for biocides and disinfectants in the future.

As more countries implement legislation mandating salt iodization, the global demand for iodized salt is expected to increase.

Use of x-ray contrast media, which contain as much as 60% iodine, was expected to increase. More medical tests on an aging population could possibly result in increased demand for iodine-containing x-ray contrast media.

References Cited

Atacama Minerals Corp., 2008, Atacama reports strong cash position at end of third quarter: Vancouver, British Columbia, Canada, Atacama Minerals Corp., December 2, 1 p.

Atacama Minerals Corp., 2009, Atacama second quarter highlights: Vancouver, British Columbia, Canada, Atacama Minerals Corp., September 9, 2 p.

Chemical and Engineering News, 2008, Methyliodide saga continues: Chemical and Engineering News, v. 86, no. 43, October 27, p. 28–30.

IODINE—2009 [ADVANCE RELEASE] 36.3

Drake, Isobel, 2009, Australian bakers reminded to use iodised salt: Melbourne, Australia, Australian Food News, May 20. (Accessed May 21, 2010, at http://www.ausfoodnews.com.au/2009/05/20/australian-bakers-reminded-to-use-iodised-salt.html.)
Expatica, 2009, Belgium adds iodine to bread: Haarlem, Netherlands, Expatica, August 4. (Accessed April 8, 2009, at http://www.expatica.com/be/news/local_news/Belgium-adds-iodine-to-bread_51425.html.)
ICIS Chemical Business, 2009, US Iofina acquires H&S, plans iodine derivatives: ICIS Chemical Business, v. 276, no. 5, August 17–23, p. 9.
Industrial Minerals, 2009a, Iodine prices remain firm: Industrial Minerals, May 11. (Accessed May 15, 2009, via http://www.indmin.com.)
Industrial Minerals, 2009b, Iodine prices up 20% in 2009: Industrial Minerals, March 6. (Accessed April 14, 2009, via http://www.indmin.com.)
Industrial Minerals, 2009c, Minerals in the mist: Industrial Minerals, no. 498, March, p. 40.
Industrial Minerals, 2009d, Prices: Industrial Minerals, no. 496, January, p. 72.
Industrial Minerals, 2009e, Prices: Industrial Minerals, no. 507, December, p. 69.
Institute of Medicine of the National Sciences, 2006, Iodine, *in* Otten, J.J., Hellwig, J.P., and Meyers, L.D., eds., Dietary reference intakes—The essential guide to nutrient requirements: Washington, DC, Institute of Medicine of the National Sciences, p. 321–327.
Iofina plc, 2008a, About Iofina—Overview and history: London, United Kingdom, Iofina plc. (Accessed April 8, 2010, at http://www.iofina.com/about_overview.html.)
Iofina plc, 2008b, Wellhead extraction technology: London, United Kingdom, Iofina plc. (Accessed April 8, 2010, at http://www.iofina.com/op_wellhead.html.)
Iofina plc, 2009a, Interim results for the six months ended 30 June 2009: London, United Kingdom, Iofina plc, 17 p. (Accessed September 7, 2010, at http://www.iofina.com/perch/resources/2009-interim-results.pdf.)
Iofina plc, 2009b, Iodine: London, United Kingdom, Iofina plc, 5 p. (Accessed April 8, 2010, at http://www.iofina.com/prod_iodine.html.)
Kanto Natural Gas Development Co., Ltd., [undated], What is iodine?: Tokyo, Japan, Kanto Natural Gas Development Co., Ltd. (Accessed August 25, 2010, at http://www.gasukai.co.jp/english/iodine/index.html.)
Micronutrient Initiative, 2009, Investing in the future—A united call to action on vitamin and mineral deficiencies: Ottawa, Ontario, Canada, Micronutrient Initiative, 52 p. (Accessed August 24, 2010, at http://www.unitedcalltoaction.org/documents/Investing_in_the_future.pdf.)
News Central Asia, 2009, Turkmenistan increasing chemical and fertilizer production capacity: News Central Asia, January 29. (Accessed August 25, 2010, at http://www.newscentralasia.net/moreNews.php?nID=57.)
Paddling Instructor, 2009, European Union to ban iodine for use in disinfecting drinking water: Toronto, Ontario, Canada, Paddling Instructor. (Accessed June 18, 2009, at http://www.paddlinginstructor.com/blog/press-releases/1811-european-union-to-ban-iodine-for-use-in-disinfecting-drinking-water.html.)
Sociedad Química y Minera de Chile S.A., 2009, Corporate presentation: Santiago, Chile, Sociedad Química y Minera de Chile S.A., March, 18 p. (Accessed April 7, 2009, at http://www.sqm.com/pdf/Investors/Presentations/en/SQM Presentacion Roadshow 2009_final3_ing.pdf.)
Sociedad Química y Minera de Chile S.A., 2010a, Corporate presentation: Santiago, Chile, Sociedad Química y Minera de Chile S.A., March, 19 p. (Accessed April 7, 2009, at http://www.sqm.com/PDF/News/SQM Corporate Presentation_Mar10_ing.pdf.)
Sociedad Química y Minera de Chile S.A., 2010b, SQM reports earnings for the year 2009: Santiago, Chile, Sociedad Química y Minera de Chile press release, February 24, 9 p.
Sociedad Química y Minera de Chile S.A., 2010c, [untitled]: Santiago, Chile, Sociedad Química y Minera de Chile press release, February 23, 2 p. (Accessed August 25, 2010, at http://www.sqm.com/PDF/Investors/PressReleases/en/El Toco_PB_final_ing.pdf.)
Tung, H.K.S., 2006, Risks of iodinated contrast media—What you should know: Medical Bulletin, v. 11, no. 6, June 2006, p.15–17.
U.S. Environmental Protection Agency, 2009, Extension of conditional registration of iodomethane (methyl iodide): Washington, DC, U.S. Environmental Protection Agency, August 13, 4 p. (Accessed January 22, 2010, at http://www.epa.gov/pesticides/factsheets/iodomethane_fs.htm.)

GENERAL SOURCES OF INFORMATION

U.S. Geological Survey Publications

Evaporites and brines. Ch. in United States Mineral Resources, Professional Paper 820, 1973.
Iodine. Ch. in Mineral Commodity Summaries, annual.

Other

Iodine. Ch. in Mineral Facts and Problems, U.S. Bureau of Mines Bulletin 875.

36.4 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2009

TABLE 1
SALIENT IODINE STATISTICS[1]

(Metric tons and dollars)

	2005	2006	2007	2008	2009
United States:					
Production	1,570	W	W	W	W
Imports:					
Quantity, for consumption[2]	6,250	5,640	6,060	6,300	5,190
Price, average[3] dollars per kilogram	16.75	19.34	21.01	21.52	25.55
Exports[2]	2,430	1,580	1,060	950	1,160
Consumption:					
Reported[4]	4,680	4,570	4,470	4,590	4,550
Apparent[5]	5,600	W	W	W	W
World, production[e]	26,500	26,700	26,300	26,500	28,500

[e]Estimated. W Withheld to avoid disclosing company proprietary data.

[1]Data are rounded to no more than three significant digits, except prices.

[2]Source: U.S. Census Bureau information reported by Harmonized Tariff Schedule of the United States code 2801.20.0000.

[3]Cost, insurance, and freight valuation.

[4]Reported by voluntary response to the U.S. Geological Survey from a survey of domestic establishments.

[5]Calculated using domestic production plus imports minus exports plus adjustments for government and domestic industry stock changes.

TABLE 2
DOMESTIC CONSUMPTION OF IODINE, BY PRODUCT[1]

	2008		2009	
Product	Number of plants	Quantity (metric tons)	Number of plants	Quantity (metric tons)
Inorganic compounds:				
Crude iodine	7 [r]	688	7	505
Resublimed iodine	7 [r]	45	7	62
Potassium iodide	4 [r]	410	4	167
Sodium iodide	5	112	5	193
Hydriodic acid	3	78	3	195
Potassium iodate	3	28	3	17
Miscellaneous iodate, and iodides[2]	2	38	2	37
Other inorganic compounds	5	439	5	510
Total	XX [3]	1,840	XX [3]	1,690
Organic compounds:				
Ethylenediamine dihydroiodide	2	211	2	231
Povidine-iodine (iodophors)	2	468	2	321
Other organic compounds[4]	9	2,070	7	2,310
Total	XX [3]	2,750	XX [3]	2,860
Grand total[5]	XX	4,590	XX	4,550

[r]Revised. XX Not applicable.

[1]Data are rounded to no more than three significant digits; may not add to totals shown.

[2]Includes ammonium iodide, calcium iodate, and cuprous iodide.

[3]Nonadditive because some plants produce more than one product concurrently.

[4]Includes methyl and/or ethyl iodide and other unspecified products.

[5]Reported by voluntary response to the U.S. Geological Survey in a survey of domestic establishments.

IODINE—2009 [ADVANCE RELEASE] 36.5

TABLE 3

U.S. EXPORTS OF CRUDE IODINE AND POTASSIUM IODIDE, BY COUNTRY OF ORIGIN[1]

	2008		2009	
Type and country of origin[3]	Quantity (metric tons)	Value[2] (thousands)	Quantity (metric tons)	Value[2] (thousands)
Iodine, crude/resublimed:				
Argentina	2	$22	8	$76
Belgium	6	143	1	23
Canada	137	2,990	154	3,570
Costa Rica	(4)	4	8	8
Egypt	--	--	5	144
El Salvador	--	--	6	42
France	12	92	1	29
Germany	667	11,800	779	15,300
Italy	35	788	90	2,180
Japan	11	168	14	222
Malaysia	11	53	2	13
Mexico	52	964	67	854
Other[5]	22	241	25	425
Total	950	17,400	1,160	22,900
Potassium iodide:[6]				
Australia	30	578	6	164
Brazil	(4)	4	3	37
Chile	98	1,940	--	--
France	327	6,840	29	792
Guatemala			5	100
Korea, Republic of	11	133	12	108
Kuwait	23	140	(4)	8
Malaysia	6	184	1	32
Mexico	14	301	10	297
Netherlands	6	183	1	15
Taiwan	47	607	40	610
Turkey	6	155	8	245
Other[7]	1	71	11	310
Total	568	11,300	126	2,720

-- Zero.

[1]Data are rounded to no more than three significant digits; may not add to totals shown.

[2]Declared free alongside ship valuation.

[3]Export information for crude and resublimed iodine and potassium iodide are reported by Harmonized Tariff Schedule of the United States codes 2801.20.0000 and 2827.60.2000, respectively.

[4]Less than ½ unit.

[5]Includes countries with quantities less than 10 metric tons.

[6]Potassium iodide contains 76% crude iodine.

[7]Includes countries with quantities less than 3 metric tons.

Source: U.S. Census Bureau.

36.6 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2009

TABLE 4

U.S. IMPORTS OF CRUDE IODINE AND POTASSIUM IODIDE FOR CONSUMPTION, BY COUNTRY OF ORIGIN[1]

	2008		2009	
Type and country of origin[3]	Quantity (metric tons)	Value[2] (thousands)	Quantity (metric tons)	Value[2] (thousands)
Iodine, crude:				
Chile	5,290	$125,000	4,290	$114,000
France	46	833	7	187
India	--	--	19	615
Japan	963	18,700	871	17,300
Other[4]	(5)	21	2	25
Total	6,300	144,000	5,190	133,000
Potassium iodide:[4, 6]				
Brazil	165	2,610	22	632
Canada	258	5,730	183	4,560
Chile	112	3,500	35	471
United Kingdom	23	163	8	188
Other[4]	7	141	11	144
Total	564	12,100	259	6,000

[1]Data are rounded to no more than three significant digits; may not add to totals shown.

[2]Declared cost, insurance, and freight valuation.

[3]Import information for crude iodine and potassium iodide are reported by Harmonized Tariff Schedule of the United States codes 2801.20.0000 and 2827.60.2000, respectively.

[4]Includes countries with quantities less than 10 metric tons.

[5]Less than ½ unit.

[6]Gross potassium iodide contains 76% crude iodine.

Source: U.S. Census Bureau.

TABLE 5

CRUDE IODINE: ESTIMATED WORLD PRODUCTION, BY COUNTRY[1, 2]

(Metric tons)

Country	2005	2006	2007	2008	2009
Azerbaijan	300	300	300	300	300
Chile[3]	15,346 [4]	16,494 [4]	15,473 [4]	15,503 [4]	17,399 [4]
China	550	560	570	570	580
Indonesia	75	75	75	75	75
Japan	8,095 [4]	8,724 [4]	9,282 [4]	9,500	9,600
Russia	300	300	300	300	300
Turkmenistan	270	270	270	270	270
United States	1,574 [4]	W	W	W	W
Uzbekistan	2	2	2	2	2
Total	26,500	26,700	26,300	26,500	28,500

W Withheld to avoid disclosing company proprietary data; not included in total.

[1]World totals, U.S. data, and estimated data are rounded to no more than three significant digits; may not add to totals shown.

[2]Table includes data available through June 24, 2010.

[3]Includes iodine production reported by Servicio Nacional de Geologia y Mineria.

IODINE—2009 [ADVANCE RELEASE] 36.7

science for a changing world

EXHIBIT D

2008 Minerals Yearbook

IODINE [ADVANCE RELEASE]

U.S. Department of the Interior
U.S. Geological Survey

October 2009

Iodine

By Robert L. Virta and Marc A. Angulo

Domestic survey data and tables were prepared by Mahbood Mahdavi, statistical assistant, and the world production table was prepared by Lisa D. Miller, international data coordinator.

Iodine production in the United States increased slightly in 2008 compared with that of 2007. The two U.S. producers supplied about 24% of U.S. apparent consumption. Data for production and apparent consumption were withheld to avoid disclosing company proprietary data. Reported consumption by producers and consuming industries was 4,680 t in 2008 compared with 4,540 t in 2007. Crude and sublimed iodine exports decreased to 950 metric tons (t) valued at $17.4 million in 2008 compared with 1,060 t valued at $19.3 million in 2007. Imports of crude iodine increased to 6,300 t valued at $143 million in 2008 compared with 6,060 t valued at $128 million in 2007. World production, excluding United States production, was estimated to be 26,500 t in 2008 compared with 26,300 t in 2007.

Legislation and Government Programs

In October, the U.S. Environmental Protection Agency (EPA) approved the continued use of the soil fumigant iodomethane (methyl iodide). The approval was made after a 1-year trial period and extensive study of the health effects of the fumigant. Companies must provide training for employees and satisfy data and risk mitigation requirements of the EPA. Respirators or ducted fan and blower systems must be used by workers applying the fumigant. Tarps must be placed over treated fields, and buffer zones must be established around fields where the fumigant will be applied. Use of the fumigant is prohibited within a specified distance from such sites as day care facilities, nursing homes, prisons, and schools. Methyl iodide can be used to control insects, nematodes, plant pathogens, and weeds and may be used on crops and such plants as ornamentals, peppers, strawberries, tomatoes, trees, turf, and vines (Chemical and Engineering News, 2008; U.S. Environmental Protection Agency, 2008).

Production

The U.S. Geological Survey derived domestic production data for iodine from a voluntary canvass of U.S. operations (table 1).

IOCHEM Corp. (a subsidiary of Toyota Tsusho America, Inc.) produced iodine near Vici, in Dewey County, OK. Woodward Iodine Corp. (owned by Ise Chemical Corporation of Japan) produced iodine near Woodward, in Woodward County, OK. U.S. production increased slightly in 2008 from that of 2007. Data were withheld to avoid disclosing company proprietary data.

Iofina plc continued work on its Atlantis Prospect in Montana. The company completed drilling its first production well, constructing iodine and gas separation buildings, and laying a 9-mile long gas pipeline extension. Iofina also continued to improve its iodine extraction technology process. The company anticipated initial gas and iodine production to begin in 2009 (Iofina plc, 2008b).

Consumption

U.S. apparent consumption of iodine, which is withheld to avoid disclosing company proprietary data, increased in 2008 from that of 2007. Reported consumption by consuming industries was 4,680 t in 2008 compared with 4,540 t in 2007. Domestic and imported iodine were used to produce a multitude of intermediate iodine compounds, usually by downstream manufacturers, making it difficult to gather accurate end-use statistics. However, 19 of the 23 companies to which a survey form was sent responded to the annual or preliminary surveys, representing 86% of the total consumption by major domestic users of iodine (tables 1, 2).

Uses for iodine in manufacturing did not change significantly between 2007 and 2008 (table 2). Production of crude iodine and iodophors increased by 10% and 13%, respectively, and potassium iodide (KI) decreased by about 9%. Increased use of crude iodine was reported by several companies. One company accounted for the bulk of the increase in use of iodine for iodophors. Three companies accounted for the decrease in use of iodine for KI. Other inorganic and organic iodine compounds increased or decreased slightly in tonnage.

Biocides and Disinfectants.—Iodine is used in biocides and disinfecting chemicals. Iodine is one of the most effective medical antiseptics available. Iodine was used with iodophors in disinfectants for use in dairies, food processing plants, hospitals, and laboratories. Polyvinyl pyrrolidinone-iodine (PVP) complexes were used owing to bactericidal, fungicidal, germicidal, and general disinfecting properties. The National Aeronautics and Space Administration (NASA) uses iodine in its water disinfection process on all manned space flights and in the international space station. Iodine is a cost-efficient, effective, and simple means of water disinfection.

Catalyst.—Iodine is employed in the production of acetic acid using the Monsanto process. The process involves methanol carbonylation with an iodide-promoted rhodium complex as the catalyst. Iodide catalysts, such as titanium tetraiodide and aluminum iodide, are used in the production of butane, in the conversion of butane to butadiene, and in the preparation of stereoregular polymers.

Chemicals.—Iodine is used as a stabilizer in the manufacture of nylon for tire cord and carpets and for converting resins, tall oil, and other wood products to a more stable form.

IODINE—2008 [ADVANCE RELEASE] 36.1

Nutrition.—Iodine deficiency causes goiter, increased child mortality, irreversible mental retardation, and reproductive failure. Iodine deficiency disorder can be prevented by consuming about 150 milligrams of iodine per day for a human adult.

About 31% of households in developing countries do not consume iodized salt. Iodized salt is table salt mixed with a minute amount of iodate, KI, or sodium iodide. It was estimated that about $19 million per year would be required to increase iodized salt use and provide iron fortification in South Asia, sub-Saharan Africa, central and eastern Europe, and the Commonwealth of Independent States (Copenhagen Consensus Center, 2008).

Pharmaceuticals.—Radiopaque agents are drugs used to help diagnose certain medical problems and may contain iodine, which absorbs x rays. Radiopaque-diagnosed medical problems include brain disorders, cardiac disease, central nervous system disorders, cerebrospinal fluid, disk disease, gastrointestinal (gall bladder) disorders, peritoneal disorders, splenic and portal vein disorders, urinary track disorders, and vascular disease. Potassium iodide was used as an expectorant in cough medicines. Hydriodic acid and KI are used in the synthesis of amphetamine, ethylamphetamine, and methamphetamine, which are regulated stimulants.

Other Uses.—Developments in digital imaging have produced electronic prints and overhead transparencies without the need for wet processing film. Despite this, a large percentage of all televised programs seen during prime time are still recorded on 35-millimeter motion picture film and then transferred to videotape or laser disc for display. Furthermore, the majority of feature films for movie theater presentations are shot and printed on film because film provides higher image resolution. In the next decade, uses of iodine in films and processing may be limited to specialty film imaging as digital imagery technology for motion pictures improves and digital equipment and printers become more affordable.

Performing x-ray imaging using iodine contrast media has been found to increase risk of kidney failure and is used with caution on patients with impaired kidney function (Tung, 2006). Barium sulphate can also be used as contrast media but can cause complications as well. Many elements have higher atomic numbers than iodine; however, no other element has the chemical characteristics that allow iodine to form soluble compounds with low toxicity. It is these latter properties which make iodine-containing contrast media suitable for radiography.

Iodine is used for manufacturing iodine-adsorbed polyvinyl alcohol polarizing films for liquid crystal displays (LCD) for electronic equipment, including appliances, computers, digital cameras, personal handheld devices, and televisions. To make LCDs more visible, polarizers are added. These polarizers are usually made from stretched polyvinyl alcohol films that contain iodine.

Iodine and its derivatives were used principally in animal feed, catalysts, colorants, inks, pharmaceutical and medical applications, photographic equipment, sanitation or disinfectants, and resin stabilizers.

World consumption of iodine and its derivatives was estimated to be about 20% for x-ray contrast media, 13% for pharmaceuticals, 10% for LCD screen manufacture, 9% each for animal nutrition and iodophors, 5% each for biocides and nylon manufacture, 3% for human nutrition, and 26% for other applications (Sociedad Química y Minera de Chile S.A., 2009a). Under the category for other or unknown applications, an estimated 16% may be used as industrial catalysts (Kanto Natural Gas Development Co., Ltd., 2008).

The leading consuming region was Western Europe with 39% of world consumption, followed by the United States with 24%, China with 8%, Japan with 7%, and India with 6%. A breakout was not available for the remaining 16% (Iofina plc, 2008a).

Prices

Prices for iodine and its derivatives continued to increase in 2008. Sociedad Química y Minera de Chile S.A. (SQM) announced price increases of 25% in the fourth quarter of 2008 (Sociedad Química y Minera de Chile S.A., 2009b).

The average free alongside ship (f.a.s.) value for exported crude iodine in 2008 was $18.30 per kilogram, an increase from $18.16 per kilogram in 2007. The average declared cost, insurance, and freight (c.i.f.) value for imported crude iodine was $22.90 per kilogram in 2008, an increase from $21.32 per kilogram in 2007. The average declared c.i.f. value for iodine imported from Chile, the major source of imported iodine for the United States, was $23.58 per kilogram in 2008 compared with $22.03 per kilogram in 2007. The average declared c.i.f. value for imported crude iodine from Japan was $19.40 per kilogram in 2008, an increase from $18.31 per kilogram in 2007.

The price of crude crystal iodine, 99.5% minimum purity, in 50-kilogram drums delivered to the United Kingdom ranged from $25.50 to $26.50 per kilogram in January. In December, the price range was $28.50 to $30.00 per kilogram (Industrial Minerals, 2008a, b).

Foreign Trade

Exports of crude iodine decreased to 950 t with an f.a.s. value of $17.4 million in 2008 compared with 1,060 t valued at $19.3 million in 2007 (table 3). Exports of KI decreased to 568 t with an f.a.s. value of $11.3 million in 2008 compared with 136 t valued at $2.62 million in 2007. Iodine also was exported and imported in many forms other than elemental iodine and KI, so net trade is not easily defined. Imports of crude iodine increased to 6,300 t with a c.i.f. value of $144 million in 2008 compared with 6,060 t valued at $129 million in 2007 (table 4). Imports of KI decreased to 564 t with a c.i.f. value of $12.1 million in 2008 compared with 649 t valued at $13.6 million in 2007.

World Review

World production of iodine, excluding the United States, was estimated to be 26,500 t in 2008 compared with 26,300 t in 2007 (table 5). Chile was the leading world producer of iodine, followed by Japan and the United States.

SQM estimated that 29,200 t of iodine was used worldwide in 2008, with production from Chile accounting for 57% of

36.2 [ADVANCE RELEASE]
U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2008

that tonnage, Japan accounting for 21%, and the United States accounting for 5%. Other producing countries accounted for 2% of the iodine supply, and iodine recycled in the manufacturing process accounted for 15% (Sociedad Química y Minera de Chile S.A., 2009a).

Azerbaijan.—Azeryod LLC (a subsidiary of ISR Holding) continued expansion of its Neftchala iodine plant. The expansion was supported by a $15 million loan from the European Bank for Reconstruction and Development (European Bank for Reconstruction and Development, 2008). The company planned to expand plant capacity to 500 metric tons per year (t/yr) through the purchase of new equipment, addition of a new production line, and repair of extraction wells (Association for Civil Society Development in Azerbaijan, 2008; Today.az, 2008).

Chile.—SQM announced a $1 billion production capacity expansion plan for iodine, nitrates, lithium carbonate, and potassium-base products. SQM planned to increase capacity for iodine and nitrate production by 25% by 2012 at its Nueva Victoria and Pampa Blanca facilities (Chemical Week, 2008).

SQM indicated that it sold 10,500 t of iodine and iodine derivatives valued at $247 million in 2008 compared with 9,100 t valued at $215 million in 2007. Sales increased primarily because of market growth (Sociedad Química y Minera de Chile S.A., 2009b). SQM estimated that it held 33% of the world market for iodine and its derivatives (Sociedad Química y Minera de Chile S.A., 2009a).

Atacama Minerals Corp. commissioned a continuous-agitated leach processing plant. However, full startup had been delayed until problems with ore preparation caused by higher than expected sodium sulphate levels were resolved. A $1.5 million modified scrubber system was expected to resolve the problem. Full startup of the plant was expected in the first half of 2009 (Atacama Minerals Corp., 2008d, p. 1, 6). The plant will allow the company to increase iodine production to 1,500 t/yr from 1,000 t/yr. The $26.5 million plant will increase recovery of iodine to more than 75% from 55%, reduce processing time to less than 24 hours from several months (reducing the need for new heap leach pad construction) and reduce water consumption by 25%. The company also completed its $8.6 million upgrade to its power supply system. Atacama connected its plant to a local power grid through a 28-mile-long transmission line and replaced its diesel-powered generators (Atacama Minerals Corp., 2008a, b).

Atacama determined through an ongoing drilling program that proven and probable reserves of iodine, sulfates, and nitrates at the Aguas Blancas Mine were 37.7 million metric tons (Mt), an increase of 53% from an estimate made in 2007 (Atacama Minerals Corp., 2008c). Through September 30, the company produced 641 t of iodine and sold 656 t. A decline in production from 2007 was attributed mainly to the anticipated changeover in the company's ore processing (Atacama Minerals Corp., 2008b).

Iran.—The country's first iodine production plant was commissioned in the northern province of Golestan. The $2.7 million plant has a production capacity of 65 t/yr of iodine with plans underway to expand capacity to 130 t/yr (Zawya Ltd., 2008).

Outlook

Most of the iodine producers were operating near capacity, with capacity increases planned by several producers. Prices continued to increase owing to tight supplies worldwide.

The economic slowdown experienced in most countries began to affect the automotive and electronics segments of the iodine market by the end of 2008. SQM reported slowing of sales for the manufacture of polarizing films for LCD applications and for the manufacture of nylon for automotive applications (Sociedad Química y Minera de Chile S.A., 2009b).

Demand in other segments of the iodine market is likely to be maintained. The water treatment market is expected to increase with more growth anticipated in Asian areas. Expanding treatment of municipal water supplies will probably increase the demand for biocides and disinfectants in the future. Use of iodine derivatives as biocides in paint and wood treatment products also has increased in recent years.

As more countries implement legislation mandating salt iodization, the global demand for iodized salt will continue to increase.

Demand for KI pills as a preventative of cancer of the thyroid in the event of a nuclear accident continued to influence sales of pills to government and private individuals. More countries are providing these pills to individuals, and the demand for this compound remained strong.

Use of x-ray contrast media, which contain as much as 60% iodine, may continue to increase despite the decline in most world economies. More medical tests on an aging population are likely to result in increased demand for iodine-containing x-ray contrast media.

References Cited

Association for Civil Society Development in Azerbaijan, 2008, Azerbaijan to be number 4 iodine marker [sic] in the world within two years: Baku, Azerbaijan, Association for Civil Society Development in Azerbaijan, October 30, 1 p. (Accessed October 30, 2008, at http://avciya.az/eng/2008/09/04/azerbaijan-to-be-number-4-iodine-marker.html.)

Atacama Minerals Corp., 2008a, Atacama announces start-up of new agitated leach plant: Vancouver, British Columbia, Canada, Atacama Minerals Corp. press release, May 7, 1 p.

Atacama Minerals Corp., 2008b, Atacama operations update: Vancouver, British Columbia, Canada, Atacama Minerals Corp. press release, September 22, 2 p.

Atacama Minerals Corp., 2008c, Atacama reports significant increase in resources and reserves at Aguas Blancas mine in Chile: Vancouver, British Columbia, Canada, Atacama Minerals Corp. press release, January 31, 2 p.

Atacama Minerals Corp., 2008d, Third quarter report: Vancouver, British Columbia, Canada, Atacama Minerals Corp., September 30, 27 p.

Chemical and Engineering News, 2008, Methyliodide saga continues: Chemical and Engineering News, v. 86, no. 43, October 27, p. 28–30.

Chemical Week, 2008, SQM details $1 billion capex plan: Chemical Week, v. 170, no. 23, July 28, p. 4.

Copenhagen Consensus Center, 2008, The world's best investment—Vitamins for undernourished children, according to top economists, including 5 Nobel Laureates: Cogenhagen, Denmark, Copenhagen Consensus Center, May 30, 2 p.

European Bank for Reconstruction and Development, 2008, Azer-Yod to receive $15 million EBRD loan: London, United Kingdom, European Bank for Reconstruction and Development press release, December 23, 1 p. (Accessed April 14, 2009, at http://www.ebrd.com/new/pressrel/2008/081223d.htm.)

Industrial Minerals, 2008a, Prices: Industrial Minerals, no. 484, January, p. 64.

Industrial Minerals, 2008b, Prices: Industrial Minerals, no. 495, December, p. 88.

Iofina plc, 2008a, Iodine: London, United Kingdom, Iofina plc, 5 p. (Accessed June 9, 2009, at http://www.iofina.com/prod_iodine.html.)

IODINE—2008 [ADVANCE RELEASE] 36.3

Iofina plc, 2008b, Operational and iodine market update: London, United Kingdom, Iofina plc press release, December 17, 5 p.
Kanto Natural Gas Development Co., Ltd., 2008, Areas of use: Tokyo, Japan, Kanto Natural Gas Development Co., Ltd. (Accessed April 14, 2009, at http://www.gasukai.co.jp/english/iodine/use.html.)
Sociedad Quimica y Minera de Chile S.A., 2009a, Corporate presentation: Santiago, Chile, Sociedad Química y Minera de Chile S.A., March, 18 p. (Accessed July 7, 2009, at http://www.sqm.com/pdf/Investors/Presentations/en/SQM%20Presentacion%20Roadshow%202009_final3_ing.pdf.)
Sociedad Química y Minera de Chile S.A., 2009b, SQM reports earnings for the year 2008: Santiago, Chile, Sociedad Química y Minera de Chile S.A. press release, February 4, 9 p.
Today.az, 2008, Construction of Baku Hilton Hotel in Azerbaijan to take about $200,000,000: Today.az, May 10. (Accessed October 30, 2008, at http://www.today.az/news/business/44883.html.)
Tung, H.K.S., 2006, Risks of iodinated contrast media—What you should know: Medical Bulletin, v. 11, no. 6, June, p. 15–17.
U.S. Environmental Protection Agency, 2008, Extension of conditional registration of iodomethane (methyl iodide): Washington, DC, U.S. Environmental Protection Agency, October 9, 4 p. (Accessed April 7, 2009, at http://www.epa.gov/pesticides/factsheets/iodomethane_fs.htm.)
Zawya Ltd., 2008, Iran among world's 9 producers of iodine: Tehran, Iran, Zawya Ltd., May 17, 1 p. (Accessed April 13, 2009, at http://www6.zawya.com/story.cfm/sidZAWYA20080517043747/Iran%20among%20world's%209%20producers%20of%20iodine.)

GENERAL SOURCES OF INFORMATION

U.S. Geological Survey Publications

Evaporites and brines. Ch. in United States Mineral Resources, Professional Paper 820, 1973.
Iodine. Ch. in Mineral Commodity Summaries, annual.

Other

Iodine. Ch. in Mineral Facts and Problems, U.S. Bureau of Mines Bulletin 875.

TABLE 1
SALIENT IODINE STATISTICS[1]

(Metric tons and dollars)

	2004	2005	2006	2007	2008
United States:					
Production	1,130	1,570	W	W	W
Imports:					
Quantity, for consumption[2]	5,700	6,250	5,640	6,060	6,300
Price, average[3] dollars per kilogram	13.38	16.75	19.34	21.01 r	21.52
Exports[2]	1,060	2,430	1,580	1,060	950
Consumption:					
Reported[4]	4,070	4,680	4,570	4,470 r	4,590
Apparent[5]	5,560	5,600	W	W	W
World, production	24,800	26,500	26,700	26,300 r	26,500

[r]Revised. W Withheld to avoid disclosing company proprietary data.
[1]Data are rounded to no more than three significant digits, except prices.
[2]Source: U.S. Census Bureau information reported by Harmonized Tariff Schedule of the United States code 2801.20.0000.
[3]Cost, insurance, and freight valuation.
[4]Reported by voluntary response to the U.S. Geological Survey from a survey of domestic establishments.
[5]Calculated using domestic production plus imports minus exports plus adjustments for government and domestic industry stock changes.

36.4 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2008

TABLE 2

DOMESTIC CONSUMPTION OF IODINE, BY PRODUCT[1]

	2007		2008	
Product	Number of plants	Quantity (metric tons)	Number of plants	Quantity (metric tons)
Inorganic compounds:				
Crude iodine	8	626	8	688
Resublimed iodine	7 r	45 r	5	45
Potassium iodide	4	450	3	410
Sodium iodide	5	116 r	5	112
Hydriodic acid	2	69 r	3	78
Potassium iodate	4	27 r	3	28
Miscellaneous iodate, and iodides[2]	2	38 r	2	38
Other inorganic compounds	5	471 r	5	439
Total	XX [3]	1,840 r	XX [3]	1,840
Organic compounds:				
Ethylenediamine dihydroiodide	2	195 r	2	211
Povidine-iodine (iodophors)	2 r	414 r	2	468
Other organic compounds[4]	9	2,020 r	9	2,070
Total	XX [3]	2,630 r	XX [3]	2,750
Grand total reported consumption[5]	XX	4,470 r	XX	4,590

[r]Revised. XX Not applicable.

[1]Data are rounded to no more than three significant digits; may not add to totals shown.

[2]Includes ammonium iodide, calcium iodate, and cuprous iodide.

[3]Nonadditive because some plants produce more than one product concurrently.

[4]Includes methyl and/or ethyl iodide and other unspecified products.

[5]Reported by voluntary response to the U.S. Geological Survey in a survey of domestic establishments.

IODINE—2008 [ADVANCE RELEASE] 36.5

TABLE 3

U.S. EXPORTS OF CRUDE IODINE AND POTASSIUM IODIDE, BY COUNTRY OF ORIGIN[1]

	2007		2008	
Type and country of origin[3]	Quantity (metric tons)	Value[2] (thousands)	Quantity (metric tons)	Value[2] (thousands)
Iodine, crude/resublimed:				
Argentina	--	--	2	$22
Australia	2	$38	(4)	3
Belgium	131	2,970	6	143
Canada	180	4,020	137	2,990
Germany	510	8,780	667	11,800
India	81	1,340	4	133
Italy	--	--	35	788
Japan	5	80	11	168
Malaysia	--	--	11	53
Mexico	90	1,610	52	964
Taiwan	--	--	(4)	15
United Kingdom	--	--	3	42
Venezuela	10	138	(4)	9
Other	51	280	22	241
Total	1,060	19,300	950	17,400
Potassium iodide:[5]				
Australia	5	87	30	578
Chile	--	--	98	1,940
China	(4)	10	1	17
France	37 r	809 r	327	6,840
Germany	2	29 r	--	--
Ireland	--	--	3	68
Korea, Republic of	18 r	279 r	11	133
Kuwait	--	--	14	140
Malaysia	11	200	6	184
Mexico	13 r	290 r	14	301
Netherlands	7 r	149 r	6	183
Singapore	(4)	10	1	32
Taiwan	37 r	607 r	47	607
Thailand	(4)	5	2	31
Turkey	-- r	-- r	6	155
United Kingdom	(4)	19	1	30
Other	6 r	129 r	1	71
Total	136 r	2,620 r	568	11,300

[r]Revised. --Zero.

[1]Data are rounded to no more than three significant digits; may not add to totals shown.

[2]Declared free alongside ship valuation.

[3]Export information for crude and resublimed iodine, and potassium iodide are reported by Harmonized Tariff Schedule of the United States codes 2801.20.0000 and 2827.60.2000, respectively.

[4]Less than ½ unit.

[5]Potassium iodide contains 76% crude iodine.

Source: U.S. Census Bureau.

36.6 [ADVANCE RELEASE] U.S. GEOLOGICAL SURVEY MINERALS YEARBOOK—2008

TABLE 4

U.S. IMPORTS OF CRUDE IODINE AND POTASSIUM IODIDE FOR CONSUMPTION, BY COUNTRY OF ORIGIN[1]

Type and country of origin[3]	2007 Quantity (metric tons)	2007 Value[r, 2] (thousands)	2008 Quantity (metric tons)	2008 Value[2] (thousands)
Iodine, crude:				
Chile	4,890	$108,000	5,290	$125,000
France	62	1,200	46	833
Japan	1,110	20,200	963	18,700
Other	(4)	18	(4)	21
Total	6,060	129,000	6,300	144,000
Potassium iodide:[5]				
Brazil	276	5,730	165	3,500
Canada	299	6,310	258	5,730
Chile	68	1,480	112	2,610
Other	5	112	30	304
Total	649	13,600	564	12,100

[r]Revised.

[1]Data are rounded to no more than three significant digits; may not add to totals shown.

[2]Declared cost, insurance, and freight valuation.

[3]Import information for crude iodine and potassium iodide are reported by Harmonized Tariff Schedule of the United States codes 2801.20.0000 and 2827.60.2000, respectively.

[4]Less than ½ unit.

[5]Gross potassium iodide contains 76% crude iodine.

Source: U.S. Census Bureau.

TABLE 5

CRUDE IODINE: ESTIMATED WORLD PRODUCTION, BY COUNTRY[1, 2]

(Metric tons)

Country	2004	2005	2006	2007	2008
Azerbaijan	300	300	300	300	300
Chile[3]	14,931 [4]	15,346 [4]	16,494 [4]	15,473 [4]	15,503 [4]
China	550	550	560	570	570
Indonesia	75	75	75	75	75
Japan	7,264 [4]	8,095 [4]	8,724 [4]	9,282 [r, 4]	9,500
Russia	300	300	300	300	300
Turkmenistan	250	270	270	270	270
United States	1,130 [4]	1,570 [4]	W	W	W
Uzbekistan	2	2	2	2	2
Total	24,800	26,500	26,700	26,300 [r]	26,500

[r]Revised. W Withheld to avoid disclosing company proprietary data; not included in total.

[1]World totals, U.S. data, and estimated data are rounded to no more than three significant digits; may not add to totals shown.

[2]Table includes data available through June 2, 2009.

[3]Includes iodine production reported by Servicio Nacional de Geologia y Mineria.

[4]Reported figure.

IODINE—2008 [ADVANCE RELEASE] 36.7

76

EXHIBIT E

IODINE

(Data in metric tons elemental iodine unless otherwise noted)

Domestic Production and Use: Iodine was produced in 2010 by three companies operating in Oklahoma, with a fourth company initializing iodine production in Montana in March 2010. Domestic iodine production decreased slightly in 2009 compared with that of 2008, owing to the economic downturn. Production in 2010 was estimated to increase from that of 2009. To avoid disclosing company proprietary data, U.S. iodine production in 2010 was withheld. The operation at Woodward, OK, continued production of iodine from subterranean brines. Another company continued production at Vici, OK. Prices for iodine have increased in recent years owing to high demand, which has led to high capacity utilization. The average c.i.f. value of iodine imports in 2010 was estimated to be $24.18 per kilogram.

Domestic and imported iodine were used by downstream manufacturers to produce many intermediate iodine compounds, making it difficult to establish an accurate end-use pattern. Of the consumers that participate in an annual U.S. Geological Survey canvass, 17 plants reported consumption of iodine in 2009. Iodine and iodine compounds reported were unspecified organic compounds, including ethyl and methyl iodide, 51%; potassium iodide, 11%; crude iodine, 11%; povidine-iodine (iodophors), 7%; ethylenediamine dihydroiodide, 5%; sodium iodide, 4%; and other, 11%.

Salient Statistics—United States:	2006	2007	2008	2009	2010[e]
Production	W	W	W	W	W
Imports for consumption, crude content	5,640	6,060	6,300	5,190	5,200
Exports	1,580	1,060	950	1,160	1,000
Shipments from Government stockpile excesses	467	93	—	—	—
Consumption:					
Apparent	W	W	W	W	W
Reported	4,570	4,470	4,590	4,550	4,800
Price, average c.i.f. value, dollars per kilogram, crude	19.34	21.01	21.52	25.55	24
Employment, number[e]	30	30	30	30	30
Net import reliance[1] as a percentage of reported consumption	89	100	100	89	88

Recycling: Small amounts of iodine were recycled, but no data were reported.

Import Sources (2006–09): Chile, 82%; Japan, 17%; and other, 1%.

Tariff: Item	Number	Normal Trade Relations 12-31-10
Iodine, crude	2801.20.0000	Free.
Iodide, calcium or copper	2827.60.1000	Free.
Iodide, potassium	2827.60.2000	2.8% ad val.
Iodides and iodide oxides, other	2827.60.5100	4.2% ad val.

Depletion Allowance: 14% (Domestic and foreign).

Government Stockpile: None.

Prepared by **Marc A. Angulo [(703) 648-7945, mangulo@usgs.gov, fax: (703) 648-7757]**

77

IODINE

Events, Trends, and Issues: Demand for iodine has been driven in recent years by consumption for liquid crystal displays (LCD) and x-ray contrast media. With increased demand in these two sectors and global iodine production remaining constant, an imbalance between supply and demand was created and resulted in iodine prices increasing by 19% from 2008 to 2009. As consumption of iodine in biocides, LCDs, and nylon declined owing to the global economic downturn, prices remained relatively firm. The prices in 2010 were estimated to decrease slightly from those of 2009, but were projected to be more than 10% greater than those of 2008. With an economic recovery expected, demand for iodine used in biocides, iodine salts, LCDs, synthetic fabric treatments, and x-ray contrast media was expected to increase at a rate of between 3.5% and 4% per year during the next decade.

As in previous years, Chile was the world's leading producer of iodine, followed by Japan and the United States. Chile accounted for more than 50% of world production, having two of the leading iodine producers in the world. The largest Chilean producer reported a 20% decrease in sales from 2008 to 2009, which was attributed to the global economic downturn. In response to the downturn, the company announced the suspension of operations at one of its mining facilities. The third largest Chilean producer initiated a new project at Algorta, Chile, which was expected to replace its current operation at Lagunas, Chile.

Several governmental programs were expected to affect future iodine demand. The European Union prohibited its 27 member countries from using or selling iodine for the purpose of disinfecting drinking water. China's Ministry of Health announced the reduction of iodine content in salt owing to fears that iodized salt is causing a rise in thyroid disease. The U.S. Environmental Protection Agency approved the restricted use of the soil fumigant iodomethane (methyl iodide) as an alternative to ozone-depleting methyl bromide. Australia and Belgium required bread manufacturers to use iodized salt with the intent of limiting iodine deficiency in their populations.

World Mine Production and Reserves: The iodine reserves for Japan have been revised based on new information from the country.

	Mine production		Reserves[2]
	2009	2010[e]	
United States	W	W	250,000
Azerbaijan	300	300	170,000
Chile	17,400	18,000	9,000,000
China	580	590	4,000
Indonesia	75	75	100,000
Japan	9,600	9,800	5,000,000
Russia	300	300	120,000
Turkmenistan	270	270	170,000
Uzbekistan	2	2	NA
World total (rounded)	[3]28,500	[3]29,000	15,000,000

World Resources: In addition to the reserves shown above, seawater contains 0.05 parts per million iodine, or approximately 34 million tons. Seaweeds of the Laminaria family are able to extract and accumulate up to 0.45% iodine on a dry basis. Although not as economical as the production of iodine as a byproduct of gas, nitrate, and oil, the seaweed industry represented a major source of iodine prior to 1959 and remains a large resource.

Substitutes: There are no comparable substitutes for iodine in many of its principal applications, such as in animal feed, catalytic, nutritional, pharmaceutical, and photographic uses. Bromine and chlorine could be substituted for iodine in biocide, colorant, and ink, although they are usually considered less desirable than iodine. Antibiotics can be used as a substitute for iodine biocides.

[e]Estimated. NA Not available. W Withheld to avoid disclosing company proprietary data. — Zero.
[1]Defined as imports – exports + adjustments for Government and industry stock changes.
[2]See Appendix C for resource/reserve definitions and information concerning data sources.
[3]Excludes U.S. production.

U.S. Geological Survey, Mineral Commodity Summaries, January 2011

76

EXHIBIT F

IODINE

(Data in metric tons elemental iodine unless otherwise noted)

Domestic Production and Use: A slight increase in production of iodine was expected in 2009 compared with that of 2008. Iodine was produced in 2009 by three companies operating in Oklahoma, with a fourth company anticipating initial iodine production in Montana by late 2009. The operation at Woodward, OK, continued production of iodine from subterranean brines. Another company continued production at Vici, OK. Prices for iodine have increased in recent years owing to high demand, which has led to high-capacity utilization. The average c.i.f. value of iodine imports in 2009 was estimated to be $21.10 per kilogram.

Domestic and imported iodine were used to produce many intermediate iodine compounds by downstream manufactures, making it difficult to establish an accurate end-use pattern. Of the consumers that participate in an annual U.S. Geological Survey canvass, 19 plants reported consumption of iodine in 2008. Iodine and iodine compounds reported used were unspecified organic compounds, including ethyl and methyl iodide, 45%; crude iodine, 15%; povidine-iodine (iodophors), 10%; potassium iodide, 9%; ethylenediamine dihydroiodide, 5%; sodium iodide, 2%; and other, 14%.

Salient Statistics—United States:	2005	2006	2007	2008	2009[e]
Production	1,570	W	W	W	W
Imports for consumption, crude content	6,250	5,640	6,060	6,300	5,600
Exports[1]	2,430	1,580	1,060	950	1,200
Shipments from Government stockpile excesses	444	467	93	—	—
Consumption:					
Apparent	5,600	W	W	W	W
Reported	4,680	4,570	4,470	4,590	4,400
Price, average c.i.f. value, dollars per kilogram, crude	16.75	19.34	21.01	21.52	21.10
Employment, number[e]	30	30	30	30	30
Net import reliance[2] as a percentage of apparent consumption	72	W	W	W	W

Recycling: Small amounts of iodine were recycled, but no data were reported.

Import Sources (2005-08): Chile, 80%; Japan, 19%; and other, 1%.

Tariff: Item	Number	Normal Trade Relations 12-31-09
Iodine, crude	2801.20.0000	Free.
Iodide, calcium or copper	2827.60.1000	Free.
Iodide, potassium	2827.60.2000	2.8% ad val.
Iodides and iodide oxides, other	2827.60.5100	4.2% ad val.

Depletion Allowance: 14% (Domestic and foreign).

Government Stockpile: None.

Prepared by **Marc A. Angulo [(703) 648-7945, mangulo@usgs.gov, fax: (703) 648-7757]**

77

IODINE

Events, Trends, and Issues: Chile was the leading iodine-producing country, followed by Japan and the United States. Chile accounted for more than 50% of world production, with two of the leading iodine producers in the world in Chile. A large portion of Chilean iodine was produced as a byproduct or coproduct of nitrates. Japanese iodine was extracted from underground natural gas brines.

A leading Chilean iodine producer announced a $1 billion capital expansion plan to be executed from 2008 to 2010, which includes increasing capacity of its iodine and nitrate facilities by 25% by 2012. Another Chilean iodine producer completed construction of a new agitated leach plant to replace a heap leaching system. The new plant was expected to increase iodine recovery by over 25% and cut leaching time from 1 month to 24 hours. As a result, iodine production was expected to increase by 50%.

The Turkmenistan Government continued to invest significantly in repairing and upgrading production facilities to achieve its anticipated goal of 1,800 tons of iodine per year by 2010. A company in Azerbaijan continued expansion of its iodine plant supported by a $15 million loan from the European Bank of Reconstruction. The expansion, including the purchase of new equipment, addition of a new product line, and repair of extraction wells, would result in an expected production rate increase to 10,000 tons of iodine per year.

Demand for iodine in applications such as biocides, iodine salts, liquid crystal displays (LCD), synthetic fabric treatments, and x-ray contrast media are expected to increase at a rate of 3.5% to 4% per year over the next decade. The use of methyl iodide as a soil fumigant, although currently undergoing a trial period, may become a viable alternative to methyl bromide, which has proven to cause irreparable environmental damage. Global shipments of LCD televisions were expected to double by 2012, resulting in an anticipated increase in consumption of iodine by LCD producers. As more countries implement legislation mandating salt iodization to combat iodine deficiency, the global demand for iodized salt would be expected to increase. China's Ministry of Health, on the other hand, announced the reduction of iodine content in salt for specific provinces owing to fears iodized salt may be causing a rise in thyroid diseases in those provinces. The implementation of this program was expected to take place by the first half of 2010.

World Mine Production and Reserves:

	Mine production		Reserves[3]
	2008	2009[e]	
United States	W	W	250,000
Azerbaijan	300	300	170,000
Chile	15,500	16,000	9,000,000
China	570	580	4,000
Indonesia	75	75	100,000
Japan	9,500	9,300	4,900,000
Russia	300	300	120,000
Turkmenistan	270	300	170,000
Uzbekistan	2	2	NA
World total (rounded)	[4]26,500	[4]27,000	15,000,000

World Resources: In addition to the reserves shown above, seawater contains 0.05 parts per million iodine, or approximately 34 million tons. Seaweeds of the Laminaria family are able to extract and accumulate up to 0.45% iodine on a dry basis. Although not as economical as the production of iodine as a byproduct of gas, nitrate, and oil, the seaweed industry represented a major source of iodine prior to 1959 and remains a large resource.

Substitutes: Bromine and chlorine could be substituted for most of the biocide, colorant, and ink uses of iodine, although they are usually considered less desirable than iodine. Antibiotics and boron are also substitutes for iodine as biocides. Salt crystals and finely divided carbon may be used for cloud seeding. There are no substitutes for iodine in some animal feed, catalytic, nutritional, pharmaceutical, and photographic uses.

[e]Estimated. NA Not available. W Withheld to avoid disclosing company proprietary data. — Zero.
[1]Export data for the years 2005-06 were revised by the U.S. Census Bureau.
[2]Defined as imports – exports + adjustments for Government and industry stock changes.
[3]See Appendix C for definitions. Reserve base estimates were discontinued in 2009; see Introduction.
[4]Excludes U.S. production.

U.S. Geological Survey, Mineral Commodity Summaries, January 2010